UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated July 31, 2020
Commission File number 001-35788

ARCELORMITTAL
(Translation of Registrant’s name into English)

24-26, boulevard d’Avranches,
L-1160 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   x    Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

The following report on Form 6-K shall be deemed to be incorporated by reference in the registration statement on Form F-3 (NO. 333-223400) of ArcelorMittal and the Prospectuses incorporated therein. This report on Form 6-K contains the Company's interim management report for the half-year ended June 30, 2020, including its condensed consolidated financial statements for the six months ended June 30, 2020.

Exhibit Number	Description
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2020

By: /s/ Henk Scheffer
Name: Henk Scheffer
Title: Company Secretary & Group Compliance & Data Protection Officer

ArcelorMittal

BURGER KING
SATURN
Flensburg
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Interim Financial Report

Half Year ended June 30, 2020

2 Interim Management Report
Table of contents

Interim Management Report	3
Company overview

Company overview
ArcelorMittal including its subsidiaries (“ArcelorMittal” or the “Company”) is the world's leading integrated steel and mining company, with a presence in more than 60 countries and steel-making operations in 18 countries. ArcelorMittal had sales of $25.8 billion, steel shipments of 34.3 million tonnes, crude steel production of 35.5 million tonnes, iron ore production from own mines of 27.9 million tonnes and coal production from own mines of 2.7 million tonnes for the six months ended June 30, 2020 as compared to sales of $38.5 billion, steel shipments of 44.6 million tonnes, crude steel production of 47.8 million tonnes, iron ore production from own mines of 28.7 million tonnes and coal production from own mines of 2.7 million tonnes for the six months ended June 30, 2019.
ArcelorMittal's steel-making operations include 46 integrated and mini-mill steel-making facilities on four continents. ArcelorMittal is the largest steel producer in the Americas, Africa and Europe and is the fifth largest steel producer in the Commonwealth of Independent States (“CIS”) region. ArcelorMittal produces a broad range of high-quality steel finished and semi-finished products. Specifically, ArcelorMittal produces flat steel products, including sheet and plate, and long steel products, including bars, rods and structural shapes. ArcelorMittal also produces pipes and tubes for various applications. ArcelorMittal sells its steel products primarily in local markets and through its centralized marketing organization to a diverse range of customers in approximately 160 countries including the automotive, appliance, engineering, construction and machinery industries.
ArcelorMittal has a global portfolio of 13 operating units with mines in operation and development and is among the largest iron ore producers in the world. The Company has iron ore mining activities in Brazil, Bosnia, Canada, Kazakhstan, Liberia, Mexico, Ukraine and the United States. The Company has coal mining activities in Kazakhstan and the United States. ArcelorMittal's main mining products include iron ore lump, fines, concentrate, pellets, sinter feed, coking coal, pulverized coal injection (“PCI”) and thermal coal.
This report includes net debt and operating working capital, which are non-GAAP financial measures. ArcelorMittal believes net debt and operating working capital to be relevant to enhance the understanding of its financial position and provide additional information to investors and management with respect to the Company's operating cash flows, capital structure and credit assessment. Non-GAAP financial measures should be read in conjunction with and not as an alternative for, ArcelorMittal's financial information prepared in accordance with IFRS. Such non-GAAP measures may not be comparable to similarly titled measures applied by other companies. The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and related notes appearing in the Company's annual report for the year ended December 31, 2019 and the unaudited condensed consolidated financial statements for the six months ended June 30, 2020 included in this report.
Corporate and other information
ArcelorMittal is a public limited liability company (société anonyme) that was incorporated for an unlimited period under the laws of the Grand Duchy of Luxembourg on June 8, 2001. ArcelorMittal is registered with the Luxembourg Register of Commerce and Companies (Registre du Commerce et des Sociétés) under number B 82.454.
Investors who have any questions or document requests may contact: investor.relations@arcelormittal.com.
The mailing address and telephone number of ArcelorMittal’s registered office are: ArcelorMittal, 24-26 boulevard d’Avranches, L-1160 Luxembourg, Grand Duchy of Luxembourg, telephone: +352 4792-1.

4	Interim Management Report
Business overview

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2020
Key factors affecting results of operations
The steel industry, and the iron ore and coal mining industries, which provide its principal raw materials, have historically been highly cyclical. They are significantly affected by general economic conditions, consumption trends as well as by worldwide production capacity and fluctuations in international steel trade and tariffs. This is due to the cyclical nature of the automotive, construction, machinery and equipment and transportation industries that are the principal consumers of steel. A telling example of the industry cyclicality was the sharp downturn in 2008/2009 after several strong years, which was a result of the global economic crisis. Similarly, the current global pandemic is causing a sudden and sharp decline in economic activity and steel consumption globally, in the Company's core developed markets.
Weakness in North American and European markets had a significant impact on ArcelorMittal’s results, with these markets together accounting for over 60% of ArcelorMittal's deliveries in 2019. In the European Union (“EU”), the impact of widespread national lockdowns during March, April and into May had a significant negative effect on output across the major steel consuming industries. Manufacturing declined sharply, with almost all automotive plants closed during the early part of the lockdown with production down over 60% year-on-year during the second quarter. Although industrial activity has begun to rebound from April lows, and steel demand is also recovering, 2020 is likely to see steel consumption decline almost 20% year-on-year. Demand is not anticipated to fall as low as seen in 2009 but the decline is expected to undo almost all of the growth seen since then. While destocking during 2019 and 2020 will support a rebound in demand next year, this collapse in demand will mean a significant decline in profitability from the Company’s largest market. Underlying steel demand in the United States has been similarly impacted by the fall-out from the COVID-19 pandemic, with manufacturing output down significantly year-on-year in April and May. While output increased in May from the April low, taken together, automotive output was still down 84% year-on-year over the two months, machinery output was down 23%, metal products output was down 14%, while construction was less affected, remaining close to 2019 levels. While the Company expects output and steel demand to rebound during the second half of the year, consumption will likely decline between 15% and 20% in 2020, negatively impacting the Company’s deliveries and profitability.
So far, although the global recession has been sharp, it is not currently expected to be prolonged, with output in developed markets already rebounding in May and June. While the risk of a second wave of COVID-19 is not insignificant, the Company does not currently anticipate renewed lockdowns on the scale experienced so far this year, as governments have appeared to be taking a more targeted approach to increases in cases. Risks remain higher in developing markets, where cases and fatalities are still growing overall and are less likely to have systems to manage any surge in cases. The Company’s sales and profitability have been significantly affected in its developing markets by the global nature of this pandemic. However, although cases appear to still be on an upward trajectory, underlying steel demand also began improving toward the end of the first half of the year.
Historically, demand dynamics in China have also substantially affected the global steel business, mainly due to significant changes in net steel exports. Despite the pandemic impacting China significantly in February and March 2020, increased government use of special local and sovereign bonds to fund increased investment, mainly infrastructure projects, has supported a robust recovery in steel consumption. Manufacturing output has also rebounded strongly and was up year-on-year in April and May, and the Company expects Chinese steel demand to be broadly stable in 2020 over the previous year, similar to its expectations pre-pandemic. However, demand is eventually expected to decline as infrastructure spending has been front-loaded and real estate demand structurally weakens due to lower levels of rural-urban migration. If this does not coincide with renewed capacity closures, this is expected to have a negative impact on steel prices and spreads.
Unlike many commodities, steel is not completely fungible due to wide differences in its shape, chemical composition, quality, specifications and application, all of which affect sales prices. Accordingly, there is still limited exchange trading and uniform pricing of steel, whereas there is increasing trading of steel raw materials, particularly iron ore. Commodity spot prices can vary, which causes sales prices from exports to fluctuate as a function of the worldwide balance of supply and demand at the time sales are made.
ArcelorMittal’s sales are made based on shorter-term purchase orders as well as some longer-term contracts to certain industrial customers, particularly in the automotive industry. Steel price surcharges are often implemented on steel sold pursuant to long-term contracts to recover increases in input costs. However, longer term contracts with low steel prices will not reflect increases in spot steel prices that occur after contract negotiation. Spot market steel, iron ore and coal prices and short-term contracts are more driven by market conditions.

Interim Management Report	5
Business overview
continued
One of the principal factors affecting the Company’s operating profitability is the relationship between raw material prices and steel selling prices. Profitability depends in part on the extent to which steel selling prices exceed raw material prices, and specifically the extent to which changes in raw material prices are passed through to customers in steel selling prices. Complicating factors include the extent of the time lag between (a) the raw material price change and the steel selling price change and (b) the date of the raw material purchase and of the actual sale of the steel product in which the raw material was used (average cost basis). In recent periods, steel selling prices have not always been correlated with changes in raw material prices, although steel selling prices may also be impacted quickly due in part to the tendency of distributors to increase purchases of steel products early in a rising cycle of raw material prices and to hold back from purchasing as raw material prices decline. With respect to (b), as average cost basis is used to determine the cost of the raw materials incorporated, inventories must first be worked through before a decrease in raw material prices translates into decreased operating costs. In some of ArcelorMittal’s segments, in particular Europe and NAFTA, there are several months between raw material purchases and sales of steel products incorporating those materials. Although this lag has been reduced in recent years by changes to the timing of pricing adjustments in iron ore contracts, it cannot be eliminated and exposes these segments’ margins to changes in steel selling prices in the interim (known as a “price-cost squeeze”). This lag can result in inventory write-downs, as occurred in 2015 and 2019 due to sharp declines in steel prices. In addition, decreases in steel prices may outstrip decreases in raw material costs in absolute terms, as has occurred numerous times over the past few years, for example throughout 2019 as well as the fourth quarters of 2015, 2016 and 2018. Early 2020, steel spreads improved from the weak levels during the second half of 2019 but the negative impact of the pandemic on steel demand in the second quarter of 2020 has led to lower spreads as steel prices have declined, while raw material costs, especially iron ore, have remained broadly stable underpinned by the strong rebound in Chinese demand. Raw material and steel price changes are described below.
The Company’s operating profitability has been particularly sensitive to fluctuations in raw material prices, which have become more volatile since the iron ore industry moved away from annual benchmark pricing to quarterly pricing in 2010. Volatility on steel margins aside, the results of the Company’s mining segment (which sells externally as well as internally) are also directly impacted by iron ore prices. The disaster at Vale’s Brumadinho dam at the end of January 2019, coupled with strong steel production in China during the first half of 2019, pushed the price up to highs above $120 per tonne ("/t") in July 2019. Vale brought back 35 million tonnes of supply by the end of 2019, allowing the price to decline to an average of $92/t in December 2019 as supply better matched levels of demand. Despite the significant hit to Chinese downstream steel consumption in February and March 2020, iron ore prices fell only mildly to average $87/t in February and remained relatively stable through March and April. However, since then the strong recovery of Chinese steel consumption, a gradual rebound in demand in developed markets coupled with some supply issues has seen prices rebound to average $103/t in June and July. Although this has resulted in higher profitability of ArcelorMittal’s mining operations, global steel prices have decreased in the first half of 2020 and the profitability of the Company's steel operations has eroded significantly as a result. Furthermore, should iron ore prices decline significantly from these levels as further supply is brought online, especially if Chinese demand weakens, this would negatively impact ArcelorMittal’s revenues and profitability.
Economic environment
After slowing to its weakest growth since the 2008/09 global financial crisis ("GFC") in 2019 at 2.5% year-on-year due to slowing global trade amid rising trade barriers, the world economy fell into a sharp recession in the first half of 2020 as countries imposed stringent national lockdowns and closed borders in order to prevent the spread of COVID-19. The pandemic represents the largest economic shock the world economy has witnessed in decades, causing a collapse in global activity. Various mitigation measures such as lockdowns, closure of schools and non-essential business, and travel restrictions have been imposed by most countries to limit the spread of COVID-19 and ease the strain on health care systems. The pandemic and associated mitigation measures have sharply curbed consumption and investment, as well as restricted labor supply and production. The cross-border spillovers have disrupted financial and commodity markets, global trade, supply chains, travel, and tourism. Despite many countries providing large-scale fiscal and monetary support to protect employment and alleviate the economic impact, the unprecedented economic shock likely caused global GDP contraction by approximately 6% year-on-year in the first half of 2020, a much sharper decline than during the GFC (approximately -2.5% in first half of 2009).
In the U.S., the domestic COVID-19 outbreak and associated large-scale pandemic control measures have massively disrupted activity, especially during late March and throughout April as lockdowns were implemented across all states. Despite the U.S. government providing fiscal support approaching $3 trillion, including over $1 trillion in loans to firms and to state and local governments, high-frequency data indicates an unprecedented collapse in economic activity relative to pre-virus levels with both retail sales and manufacturing output in April around 20% below January and February levels. Unemployment

6	Interim Management Report
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rose to 14.7% in April, while the collapse in oil prices has depressed investment in the highly leveraged U.S. shale oil sector. Lockdowns were lifted in most states since mid-May, allowing a significant rebound in activity in May and June, with retail sales already recovering to pre-virus levels in June and the unemployment rate fell to 11.1% in May. However, as cases rebound and localized lockdowns are likely to be implemented, the recovery in the second half of 2020 may be delayed and, may be slower than the rebound in May and June, in particular, if fiscal support is gradually reduced.
In the EU, the pandemic started in Northern Italy, spread throughout Europe and prompted governments to impose nationwide lockdowns, extended school closures and border restrictions from mid-March. These have significantly disrupted domestic economic activity, particularly in Southern EU countries (Italy, Spain, Greece and Portugal) that are heavily reliant on tourism, a sector virtually shut down by government policies. All economies have been negatively impacted by the pandemic, with EU27 GDP declining by -2.7% year-on-year in the first quarter and an estimated -15% year-on-year in the second quarter. In contrast to the U.S., the rise in unemployment has been modest so far (May: 6.7% from 6.5% in the first quarter of 2020), in large part due to the widespread use of short-time work policies adopted by EU governments to preserve jobs. Member governments have rolled out significant fiscal support packages. For example, Germany provided stimulus worth 10% of GDP, about 4 times the support it provided in 2009. This stimulus included automotive provisions, such as cash incentives for the purchase of certain vehicles and vehicle tax reform. Italy, although constrained by existing elevated debt levels, announced fiscal stimulus of approximately 4% of GDP. France provided an automotive stimulus in the form of increased subsidies for individual and corporate automobile purchases. On July 21, 2020, European Union leaders reached an agreement on €750 ($859) billion post-coronavirus recovery package, which provides among others, grants to member states most impacted by the COVID-19 pandemic and is intended to allow member states to maintain spending in the aftermath of the pandemic. Similar to the U.S., activity began recovering as lockdown’s were gradually lifted in May (for example: retail sales recovered to only 7% below pre-virus levels from its April low of approximately -20% below), although there was a wide variation within the EU, with Northern and Eastern countries recovering faster than Southern countries.
In China, GDP contracted sharply in the first quarter of 2020 (-6.8% year-on-year) at the peak of the country’s coronavirus outbreak, with private consumption and non-financial services being especially hard-hit by the pandemic and an extended period of restrictions and extended national holidays to control it. Exports plunged, more than imports, as a result of temporary factory closures. However, activity recovered strongly throughout the second quarter of 2020 following the relaxation of lockdowns, with pent-up demand pushing output above pre-virus levels in May and June. Industrial value added grew 4.7% year-on-year in the second quarter, with fixed asset investment growth, driven by rising infrastructure and real estate investment. Household consumption remains the weakest link, but its momentum also improved substantially in May and June, pushing services growth to almost 2% and GDP up 3.2% year-on-year in the second quarter. Meanwhile, despite much of the rest of the world sliding into a deep recession, goods exports in U.S. dollar terms fell by just 3.3% year-on-year in May, with shipments of textiles and electronics seeing strong, double-digit growth.
In Brazil, the economy was recovering gradually from a long recession that started in 2015 when the COVID-19 pandemic hit. GDP had grown year-on-year in January and February but as state and municipal governments introduced regional lockdowns starting in mid-March, GDP declined slightly (-0.2% year-on-year) in the first quarter. Despite sizeable fiscal policy response to the pandemic (exceeding 6% of GDP) the latest data show that Brazil’s industrial sector has only recovered a relatively small share of its COVID-19 related losses in May. Continued weakness in the auto sector was a key factor, and while output more than doubled between April and May, it was still over 70% lower than February 2020 levels. While the recovery will continue gradually, the risk that virus infections will continue to spread due to premature reopening presents downside risk. Similarly, in Russia, the COVID-19 pandemic is expected to have dealt a heavy blow to the economy during the second quarter of 2020, after GDP continued to grow year-on-year, albeit at only 1.6% in the first quarter of 2020. A combination of severe lockdown measures, a weaker ruble, supply-chain disruptions, sharply lower oil exports and modest fiscal support (only approximately 2.8% of GDP), negatively impacted activity through April and May sending the economy into a sharp contraction. Although the government began easing national lockdown measures in May, continued elevated daily new COVID-19 cases hint at sustained headwinds ahead. In Turkey, GDP grew by 4.5% year-on-year in the first quarter of 2020, as the economy recovered from a recession in 2018 and 2019. Activity declined sharply in April with industrial production down 31% year-on-year and retail sales down 19% year-on-year due to lockdowns and reduced exports due to weaker external demand. Similar to other countries, the Turkish economy has entered a recovery phase with a stronger end to the second quarter as the lockdown was relaxed from mid-May.
At the start of 2020 and prior to the pandemic shock, global manufacturing was in the process of reaching a low following the agreement of a phase-one trade deal between the U.S. and China. However, the widespread lockdown in the EU and U.S. in March, and followed by many developing markets, led to a

Interim Management Report	7
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sharp decline in output in the second quarter. Globally industrial production is estimated to have declined by over 5% year-on-year in the first quarter, mainly due to China (-10%), where the global pandemic started. In the second quarter of 2020, global output is estimated to have declined more than 10% year-on-year, despite a rebound in China (+5% year-on-year) as output in April and May declined by over 25% year-on-year in the EU and over 20% in North America. Automotive is one of the worst affected sectors with output estimated to have declined close to 50% year-on-year in the second quarter of 2020. While industrial output is expected to continue to recover during the second half of the year, output is unlikely to return to the 2019 level by year-end.
Global apparent steel consumption (“ASC”) is estimated to have grown by 1.1% in 2019 following growth of 2.3% in 2018. While ASC growth in China remained resilient at just over 3%, primarily driven by construction, supporting robust machinery output, offsetting declining automotive output and slower growth in infrastructure, world-ex China ASC declined by around 1% year-on-year, with most regions seeing declining demand except the CIS and Developing Asia. Demand ex-China is estimated to have declined sharply during the first half of 2020, by an estimated 15% year-on-year, due to widespread lockdowns to combat the COVID-19 pandemic. In EU28, ASC declined by around 18.5% in the first half of 2020 as underlying demand for steel was impacted by widespread shutdown of manufacturing facilities, especially automotive. As construction was less impacted, particularly in the Northern and Eastern EU, flat steel demand declined more sharply, down 20% year-on-year in first half of 2020, than long demand (-16%). ASC in the U.S. during the first half of 2020 also plunged by 18% year-on-year, with pipe and tube more negatively impacted (-39%) due to the weakness of oil exploration after the collapse in oil prices. Demand during the first half of 2020 also declined sharply for both flat and long products, with largest declines concentrated in April and May at around 30% year-on-year. Similarly, ASC for Brazil in the first half of 2020 contracted by 14% year-on-year, largely due to April (-35% year-on-year) and May (-25% year-on-year), with flat products declining more (-17% year-on-year) than longs (-10% year-on-year), as the construction sector was again less impacted than automotive. Elsewhere, the impact of lockdowns and weaker global trade has seen demand decline year-on-year in most markets during the first half of 2020, including India, Developed Asia and ASEAN.
Source: GDP and industrial production data and estimates sourced from Oxford Economics July 10, 2019. ASC data for U.S. from AISI to May 2020, estimates for June 2020. ASC data for Brazil from Brazilian Steel Institute to May 2020, estimates for June 2020. ASC data for EU28 from Eurofer to April 2020, estimates for May and June 2020. All estimates are internal ArcelorMittal estimates.

Steel production
World steel production grew 2.7% in 2019, an increase of almost 50 million tonnes to 1.84 billion tonnes. World ex-China production fell 1.9% year-on-year in 2019 whereas China drove the global increase with a year-on-year increase of 7% in 2019 according to World Steel figures. In the first half of 2020, global production fell 4.9% year-on-year to 879 million tonnes from 925 million tonnes in the first half of 2019. This decline was driven by the COVID-19 pandemic and the subsequent national lockdowns imposed by governments globally to prevent the spread of the virus, which led to widespread shutdowns of manufacturing plants. Although steel production was not mandated to close in most geographies, the decline in demand has led to idling of crude steel production facilities in many countries. While Chinese steel production continued to grow 3.1% year-on-year in the first half of 2020, world ex-China production declined 14.1% year-on-year, particularly in the second quarter, which declined 24.1% year-on-year. The second quarter contraction was led by India (-46% year-on-year), U.S. (-33.9% year-on-year), Japan (-28.4% year-on-year) and the European Union (-23.8% year-on-year), which together account for around 50% of world ex-China production.
Despite all the uncertainty around under-reporting in recent years, China has been a driving force for year-on-year growth in crude steel production. While China was the first major economy to be hit with the pandemic earlier this year, crude steel production was largely unaffected by the reduction in end-use demand with output rising 3.5% year-on-year in the first quarter of 2020 and with mills increasing stocks of semi-finished material anticipating that demand would rebound once the extended national holidays were over. The rebound in industrial activity since March has been strong and led to steel production rising 2.8% year-on-year in the second quarter of 2020. Output in the first half of 2020 increased to a record 506.9 million tonnes, up 15.3 million tonnes over the first half of 2019.
Steel production within the European Union (EU28) has declined sharply in the first half of 2020, by 19.2% year-on-year, with the declines accelerating due to lockdown restrictions starting around mid-March and lasting throughout April. There was a 12.4% decrease year-on-year in the first quarter and a 25.9% decline year-on-year in the second quarter of 2020, peaking in May as the restrictions on end use demand started to ease. Total EU28 production was down by 15.3 million tonnes at 68.8 million tonnes during the first half of 2020.
After consistent growth in production over the past few years, COVID-19 impacted India’s production heavily, falling from 56.9 million tonnes in the first half of 2019 to 43.3 million tonnes in the first half of 2020, a 23.9% year-on-year decline. Developed Asia (Japan, South Korea and Taiwan) production fell by 12.8% year-on-year in the first half of 2020, to 85.9 million tonnes,

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mainly due to a 16.8% year-on-year decline in Japanese production. CIS (Kazakhstan, Russia and Ukraine) production was not hit as heavily, declining 3.8% year-on-year in the first half of 2020, with Russian production supported by rising exports.
Production in the U.S. decreased 17.4% year-on-year in the first half of 2020, a fall of 7.7 million tonnes, as production facilities were idled due to a widespread lockdown across various states in late March, and a near complete shutdown of automotive production in April. Similar to EU28, the fall in production was concentrated in the second quarter, with a year-on-year fall of 34.5%. Total production for the first half of 2020 was 36.6 million tonnes, compared to 44.3 million tonnes in the first half of 2019. Canadian production was also down by 1 million tonnes in the first half of 2020 (-16.3% year-on-year).
The only region to see steel production growth in the first half of 2020, was ASEAN, where monthly production data is only available for Thailand and Vietnam, with the two countries growing a combined 5.0% year-on-year due to continued strong growth in Vietnam.
Source: Annual Global production data is for all 95 countries for which production data is published by the World Steel Association ("World Steel"), whereas in year estimates are compiled using World Steel data for 61 countries for which monthly data is available (which together account for 97% of World production). Production data is available until June .
Steel prices
Flat products
Steel prices for flat products in Europe gradually deteriorated during 2019, bottoming toward the end of the year. Prices began a recovering trend late November 2019. Fueled by a positive market outlook and absence of attractive imports, especially in Northern Europe, hot rolled coil (“HRC”) spot prices improved until the end of February 2020, reaching €485/t in Northern Europe and €456/t in Southern Europe (+€47/t and +€23/t vs. beginning of January, respectively). However, with the COVID-19 outbreak becoming a pandemic and industries starting their preparation for shutdown, prices began softening, reaching €473/t in Northern Europe and €443/t in Southern Europe by the end of March 2020.
During the second quarter of 2020, steel prices in Europe significantly declined due to uncertainties around the pandemic crisis, decreased demand, a focus on inventory depletion and high premium over imports. HRC prices dropped at the beginning of June to €396/t in Northern Europe (-€89/t vs. Feb 2020) and €390/t in Southern Europe (-€66/t vs. Feb 2020). As lockdown measures eased, steel prices partially rebounded across all European markets toward the end of June 2020.
In the first half of 2020, HRC prices averaged €449/t in Northern Europe and €431/t in Southern Europe, in line with the second half of 2019 (-€1/t and -€2/t in Northern and Southern Europe, respectively), but remaining below first half of 2019, by -€50/t in Northern Europe and -€41/t in Southern Europe.
In the U.S., domestic HRC prices continued their upward trend starting in November 2019 through January 2020. However, prices fluctuated downwards in February and March 2020, first due to weak scrap exports and the Scrap USA #1 Busheling index price decline and, towards the end of the second quarter 2020, due to the pandemic related market restrictions. HRC prices lost -$79/t of its recovered level between the beginning of January ($661/t) and the end of March 2020 ($582/t).
During the second quarter of 2020, prices fluctuated, seeing a low level at the end of April 2020 at $507/t, followed by an uptick during May to $559/t, supported by improvement in the scrap price now in supply scarcity, as well as good activity in non-auto segments. HRC prices deteriorated again toward the end of June to $524/t, as mini-mills were seeking volumes to fill available capacities.
Domestic HRC prices in the U.S. averaged $593/t during the first half of 2020, a $130/t drop compared to the first half of 2019, but just a $10/t decline compared to the second half of 2019.
At the beginning of 2020, steel prices in China continued their upward trend which started in December 2019, although peaking mid-January at $496/t VAT excluded. With HRC inventory on the rise, ahead of the Lunar New Year holidays (January 24-30), prices declined and continued the trend throughout the first quarter 2020. After the holidays, due to the COVID-19 outbreak, the Chinese market opened to a reality of movement restrictions and delayed enterprise activity. By the end of March 2020, HRC prices decreased $97/t VAT excluded compared to the January peak, at $399/t VAT excluded.
At the beginning of the second quarter 2020, HRC prices in China began to improve following the ease in restrictions and gradual release in activities and local demand. HRC prices gained $58/t from $408/t VAT excluded at the beginning of April to $466/t VAT excluded by mid-June.
HRC prices in China averaged at $445/t VAT excluded, for the first half of 2020, remaining $52/t below the average of the first half of 2019 and $23/t below the second half of 2019.

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Flat products
Source: Steel Business Briefing (SBB)	Northern Europe	Southern Europe	United States	China
	Spot HRC average price per tonne	Spot HRC average price per tonne	Spot HRC average price per tonne	Spot HRC average price per tonne, VAT excluded
Q1 2019	€510	€477	$766	$482
Q2 2019	€487	€467	$679	$512
Q3 2019	€469	€453	$627	$474
Q4 2019	€431	€413	$579	$462

Q1 2020	€469	€450	$643	$456
Q2 2020	€428	€412	$543	$435
Long Products
Steel prices for Long products in Europe rebounded in November 2019 and peaked by mid-January 2020 at €540/t for medium sections and €480/t for rebars. Finished steel products prices declined throughout February, alongside scrap Turkey HMS 1&2 index correction, with medium sections reaching €525/t and rebars at €453/t, although the first quarter of 2020 ended with similar price levels as the beginning of the year.
During the second quarter of 2020, despite a stable scrap price, longs steel products prices in Europe continued declining, due to the impact of the pandemic on the market and weak downstream demand. By mid-June, medium sections reached €500/t and rebars €430/t, stabilizing at this level toward the end of the quarter. The average medium sections price for the first half of 2020 was €527/t, representing -€67/t compared to the first half of 2019 and -€21/t compared to the second half of 2019.
The average rebars price for the first half of 2020 was €461/t, a drop of -€60/t compared to the first half of 2019 and -€15/t compared to the second half of 2019.
In Turkey, rebar export prices continued to evolve alongside scrap HMS 1&2 index trend. After recovering since September 2019, the first quarter of 2020 started with the rebar Turkey export price at a peak level of $445/t Free on Board (“FOB”). It soon began fluctuating on a downward trend, hitting a four year low at the end of March to $380/t.
At the beginning of the second quarter of 2020, as signs of scrap shortages encouraged U.S. traders to increase scrap offers into Turkey, the rebar Turkey export price fluctuated upward, reaching its highest level mid-June at €419/t.
In the first half of 2020, the Turkish export rebar price averaged $416/t FOB compared to an average of $470/t FOB for the first half of 2019 and $431/t FOB for the second half of 2019.

Long products
Source: Steel Business Briefing (SBB)	Europe medium sections	Europe rebar	Turkish export rebar
	Spot average price per tonne	Spot average price per tonne	Spot FOB average price per tonne
Q1 2019	€605	€526	$466
Q2 2019	€583	€515	$473
Q3 2019	€567	€490	$441
Q4 2019	€529	€461	$421

Q1 2020	€533	€468	$426
Q2 2020	€520	€453	$406
Raw materials
The primary raw material inputs for a steelmaker are iron ore, coking coal, solid fuels, metallics (e.g., scrap), alloys, electricity, natural gas and base metals. ArcelorMittal is exposed to price volatility in each of these raw materials with respect to its purchases in the spot market and under its long-term supply contracts. In the longer term, demand for raw materials is expected to continue to correlate closely with the steel market, with prices fluctuating according to supply and demand dynamics. Since most of the minerals used in the steel-making process are finite resources, their prices may also rise in response to any perceived scarcity of remaining accessible supplies, combined with the evolution of the pipeline of new exploration projects to replace depleted resources.
As for pricing mechanisms, since 2012, quarterly and monthly pricing systems have been the main type of contract pricing mechanisms, but spot purchases also appear to have gained a greater share as steel makers have developed strategies to benefit from increasing spot market liquidity and volatility. Since 2016, the trend for using shorter-term pricing cycles has continued. Pricing is generally linked to market price indexes and uses a variety of mechanisms, including current spot prices and average prices over specified periods. Therefore, there may not be a direct correlation between market reference prices and actual selling prices in various regions at a given time.
Iron ore
The iron ore market (see table below) was highly volatile in 2019 following a supply disruption caused by the collapse of the Brumadinho dam owned by Vale in Brazil on January 25 causing the seaborne iron ore market to surge to $82.41/t on average in the first quarter of 2019, an increase of 15% compared to the fourth quarter of 2018 (Metal Bulletin Iron ore 62% Fe fines, CFR Qingdao index) and the cyclone season in Australia's mining region (end of March) with prices crossing $120/t in July for the standard grade ( Metal Bulletin Iron ore

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62% Fe fines, CFR Qingdao index). Iron ore prices however corrected in second half of 2019 with improved supply from Vale and recovery in Australian exports but remained elevated compared to previous years. The price decrease was also supported by a slow down in crude steel production in China versus peak production in the second quarter.
In the first quarter of 2020, despite the COVID-19 impact on demand, iron ore prices were supported by increased supply issues such as a partial halt of Vale’s Brucutu mine, bad weather and heavy rainfalls in Brazil and two tropical cyclones near iron ore ports in Australia. In the second quarter, supply from both Brazil and Australia improved but it was offset by a very strong recovery of crude steel production in China with May’s production at a record 92.3 million tonnes. Iron ore reference prices increased in the second quarter of 2020 supported by supply risk due to the severe outbreak of COVID-19 in Brazil and low iron ore inventories at Chinese ports and steel mills.
Coking coal
Coking coal prices (see table below) were supported in the first half of 2019 due to incidents in Australia (heavy rains, accident at Anglo’s Moranbah mine) and local rail network operator trade union’s industrial action and maintenance works. However, coking coal decreased sharply in the second half of 2019 as China’s stringent policy on coal imports resulted in long custom delays amid overall weak demand fundamentals from ex-China markets such as India and Europe. In the first quarter of 2019, coking coal prices were volatile ranging from $190/t to $217/t. In the second quarter of 2019, the reference price first increased to the quarter’s high of $213.16/t on May 13, fueled by heavy rains and high vessel queues at Australian ports. Then prices decreased toward the end of the quarter due to reduced steel margins putting pressure on coke prices and mild purchasing activity in India due to the Monsoon season (July-August). The coking coal market decreased sharply in the third quarter with China customs imposing coal import restrictions toward the end of July and signals of weak ex-China demand. Moreover, the agreement of Australian rail operator and authorities reduced risk of supply issues. The bearish sentiments were extended to the fourth quarter as customs delays for Chinese coal imports increased. Thus, a drop in import demand from China and bearish ex-China sentiments together with robust supply from Australia resulted in another decrease in prices in the fourth quarter.
In 2020, coking coal prices gradually increased in the first quarter with a reset of Chinese import quotas at the start of the year amid price arbitrage between domestic and imported coal and the cyclone season in Australia. However, the first quarter price rally reversed in the second quarter as ex-China market demand was severely hit by the COVID-19 outbreak with a sharp drop in crude steel production in the main coking coal import regions. Consequently, the coking coal reference price dropped sharply in the second quarter of 2020.
ArcelorMittal has continued to leverage its full iron ore and coking coal supply chain and diversified supply portfolio as well as the flexibility provided by contractual terms to mitigate regional supply disruptions and also mitigate part of the market price volatility.

	Iron ore	Coking coal
Source: Metal Bulletin	Reference average price per tonne (Delivered to China, Metal Bulletin index, 62% Fe)	Reference average price per tonne (Premium Hard Coking Coal FOB Australia index)
Q1 2019	82.41	206.33
Q2 2019	100.92	202.85
Q3 2019	102.03	161.03
Q4 2019	88.97	139.27

Q1 2020	89.94	154.80
Q2 2020	93.52	117.08
Scrap
Scrap Index HMS 1&2 CFR Turkey, North Europe origin, was at an average of $281/t for 2019 and an average of $256/t for the first half of 2020. The index price in January 2020 started at $284/t and then reached a low for the first half of 2020 at an average of $238/t in April followed by an upward trend reaching an average of $255/t in June 2020.
Turkey’s total crude steel output softened by 5.6% to 13.5 million tonnes in first five months of 2020 in comparison to 2019, according to the Turkish Steel Producers’ Association (TCUD). Turkey's share of Electric Arc Furnace steel production dropped from 69% in 2018 to 68% in 2019 and 67% in first two months of 2020. Nevertheless, Turkey’s scrap imports increased by 6% in the first five months of 2020 as compared to the same period for 2019, and it remains by far the main scrap buying country in the international market.
German suppliers reference index “BDSV” for reference grade E3 started in January 2020 at €258/t and since then it decreased month by month until reaching a minimum for the period at €224/t in April, which slightly recovered in May to €233/t and then decreased again in June to €228/t. The average price for E3 reference was €237/t in the first half of 2020, which was €15/t or 6% less in comparison to the first half of 2019 (€252/t).
In first half of 2020, the average of the European domestic scrap price of grade E3 was $5/t higher than the export price of HMS 1&2 CFR Turkey, North Europe reference. In 2019, the average prices of both indexes were at the same level although the EU domestic prices were slightly higher than Turkish import prices in the first half of 2019.

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In the domestic U.S. market, HMS 1 delivered Midwest index was $21/t lower in first half of 2020 in comparison to 2019. The Midwest Index for HMS 1 decreased from an average of $247/t for 2019 ($273/t for the first half of 2019) to $226/t for first half of 2020. On the export market, HMS export FOB New York average prices for the first half of 2020 were at $246/t, a decrease of $20/t compared to 2019 ($305/t for the first half of 2019).
Ferro alloys and base metals
The underlying price driver for manganese alloys is the price of manganese ore, which was at the price level of $5.40 per dry metric ton unit (“dmtu”) (for 44% lump ore) on Cost, Insurance and Freight (“CIF”) China in June 2020 while it was $4.27/dmtu in January 2020. The price of manganese ore peaked at $6.25/dmtu following the pandemic driven lockdown in South Africa in May 2020. Since then, following the release of the lockdown in different regions and lower global demand, prices have been on a continuous decline.
The average price of high carbon ferro manganese in the first half of 2020 was $1,091/t, lower compared to the first half of 2019 ($1,247/t). The average price of silicon manganese in the first half of 2020 was $1,140/t as compared to $1,267/t in the first half of 2019. The average price of medium carbon ferro manganese in the first half of 2020 was $1,590/t, as compared to $1,880/t during the first half of 2019. The decrease in manganese alloys prices is mainly coming from North America.
The base metals used by ArcelorMittal are zinc, tin and aluminum for coating and deoxidization of liquid steel and nickel for producing stainless or special steels. ArcelorMittal partially hedges its exposure to its base metal inputs in accordance with its risk management policies.
The average price of zinc in the first half of 2020 was $2,044/t, representing a decrease of 25% as compared to the average price in the first half of 2019 of $2,732/t. The January average price was $2,357/t while the June average price was $2,021/t, with a high of $2,466/t on January 22, 2020 and a low of $1,773/t on March 25, 2020. Stocks registered at the London Metal Exchange (“LME”) warehouses stood at 122,525 tonnes as of June 30, 2020, representing a 139% increase compared to December 31, 2019 when registered stocks stood at 51,225 tons, mainly driven by weakening demand due to the COVID-19 crisis.
The average price of tin in the first half of 2020 was $16,017/t, representing a 21,6% decrease compared to the 2019 average of $20,432/t. The average price of aluminum in the first half of 2020 was $1,592/t, representing a 12.8% decrease compared to the 2019 average of $1,826/t.The average price of nickel in the first half of 2020 was $12,475/t, representing a 1.3% increase compared to the 2019 average of $12,315/t, although it decreased 10.48% in 2020 compared to December 31, 2019.
Energy
Solid fuels, electricity and natural gas are some of the primary raw material inputs for a steelmaker. ArcelorMittal is exposed to price volatility in each of these raw materials with respect to its purchases in the spot market and under its long-term supply contracts. Since most of the minerals used in the steel-making process are finite resources, they may also rise in response to any perceived scarcity of remaining accessible supplies, combined with the evolution of the pipeline of new exploration projects to replace depleted resources.
Oil
The oil market tightened throughout the first quarter and second quarter of 2019, finishing the first half of the year just higher than $65/bbl, but almost $10/bbl lower than its mid-April peak of $75/bbl. The driving forces remained the same, while tensions grew in the Middle East fueled by renewed sanctions on Iran, the U.S. continued to pump oil at record high levels. Facing a gloomy economic outlook, at the start of the third quarter of 2019, OPEC and Russia confirmed they would continue their efforts to balance the global market by extending the 1.2 million bpd cut by another nine months.
At the beginning of 2020, oil prices (see table below for quarterly average prices) were above $70/bbl, but immediately started to decline mainly due to the OPEC (the Organization of Petroleum Exporting Countries) and Russia failing to find an agreement to extend output cuts beyond March 2020, and the sudden drop of demand due to the worldwide pandemic driven lockdown, driving prices down 75% by April 2020. After reaching its lowest point in April 2020 since 2002, oil prices, backed by various economic stimulus packages, recovered by more than $20/bbl and were just above $40/bbl at the end of the first half of 2020.

Commodities
Source: Thomson Reuters	Brent crude oil spot average price $ per barrel	West Texas intermediate spot average price $ per barrel	European thermal coal import (API2) spot average price $ per ton	European Union allowance spot average price € per ton of CO2 equivalent
Q1 2019	63.83	54.90	75.38	22.24
Q2 2019	68.47	59.91	57.13	25.55
Q3 2019	62.03	56.44	58.75	26.93
Q4 2019	62.42	56.87	58.24	24.88

Q1 2020	50.82	45.78	49.96	22.81
Q2 2020	33.39	28.00	44.61	21.28

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CO2
The integrated steel process involves carbon reduction which leads to CO2 emissions, which distinguishes integrated steel producers from mini-mills and many other industries where CO2 generation is primarily linked to energy use. Launched in 2005, the European Union Emission Trading System (“EU-ETS”) is currently in its third phase, stretching from 2013 to December 2020. After 2020, this system may require ArcelorMittal to incur additional costs to acquire emission allowances. However, the Company targets a reduction in emissions of 30% by 2030 and has plans to become carbon neutral by 2050 as detailed in its climate action report available on its website (which highlights that ArcelorMittal Europe is investing in two routes to carbon neutrality, Smart Carbon and an innovative DRI-based route). The EU-ETS is based on a cap-and-trade principle; it sets a cap on greenhouse gas emissions (“GHG”) from covered installations, which is then reduced year after year. Since 2009, a surplus of emission allowances has built up in the EU-ETS which kept prices below €10 per ton of CO2 equivalent (“€/tCO2e”) until 2018. In 2016 and 2017, the price for a European Union Allowance (“EUA”) - which gives the holder the right to emit one ton of carbon dioxide (“CO2”) - ranged between €4/tCO2e and €6/tCO2e.
To boost the EUA price and to provide an incentive to the industry and the power sector to alter their behavior in terms of CO2 emissions, in 2017 the European Commission accepted reforms of the EU-ETS for the period 2021-2030 (phase 4). Consequently, in November 2017 the EUA price crossed the €8/tCO2e mark. With the EU Council’s final approval in February 2018, the ETS reform became law (Directive (EU) 2018/410). As a result, the EUA price surged further and only leveled after surpassing the historical high of €25/tCO2e in September 2018. This marked a 360% price increase in only nine months. At the end of 2018, the price reached an all-time high of €25.3/tCO2e amid thin trading activity during the holiday period. Throughout the first half of 2019 the EUA price increased by 15% and finished the second quarter of 2019 at €26.5/tCO2e. Not only did the EUA price increase but the market was highly volatile mainly driven by uncertainties around Brexit, the end of the compliance period in April and the market stability reserve (“MSR”) which started operating in January 2019, reducing auction supplies since the second week of January. A new historical high was reached in July 2019, when the price for an EUA reached €30/tCO2e. However, prices generally remained around €22/tCO2e in the first quarter of 2019 while prices were around €25/tCO2e for the rest of 2019. Prices in the first two months of 2020 remained in the same range as the fourth quarter of 2019. In March 2020, when it became clear that Europe would go into a pandemic driven lockdown, the CO2 price went down by €10/tCO2e (40%) within less than ten trading days. After bottoming below €15/tCO2e in the last week of March 2020, the market went on a steady path of recovery demonstrating a strong correlation with the global financial market. The CO2 prices at the end of the first half of the 2020 increased again to pre-COVID19 levels around €25/tCO2e.
Thermal Coal - Europe
During the first half of 2019, the downward trend continued and the spot price for all publications index number 2 ("API2") declined significantly, finishing the second quarter of 2019 at a 3 year low of just below $50/t. This sharp price decrease was driven by coal-to-gas switching across the European power sector and an abundance of supply, since Australia had to redirect its cargoes due to Chinese import restrictions. During the third quarter of 2019, short term prices rebounded amid higher spot demand and stock replenishing activity ahead of the winter. However, a milder than average winter led to a price decrease of almost 20% during the fourth quarter of 2019, from around $64/t in September to $52/t end of December. The first quarter of 2020 traded within a band of $47/t to $55/t. Across Europe the physical need for thermal coal remained low as it was more favorable to burn natural gas than coal to generate power. At the end of April 2020, the power demand across North West Europe collapsed further dragging down thermal coal to a historical low of $39/t. Throughout May and June of 2020, the spot price for API2 gained more than 25% and finished the first half of 2020 where it started. The recovery was backed by a reduction in global supply due to output cuts in several key regions and increasing freight rates.
Natural gas - Europe
Year after year, the natural gas market is moving toward becoming a global commodity due to the continuous development of liquefied natural gas (“LNG”), driven by the construction of new liquefaction units (called trains) in Russia, Australia and in the U.S. The worldwide LNG exports reached 485 billion cubic meters (“bcm”) in 2019, an increase of 11.5% compared to 2017. Consequently, natural gas is increasingly exposed to the same commodity super-cycles that also affect thermal coal and crude oil, for example. Unlike thermal coal and crude oil, the European natural gas market is showing stronger seasonal patterns.
During the last quarter of 2018 the TTF spot price (the price for natural gas to be delivered the next day, which is traded on a virtual platform located in the Netherlands) tumbled from €29.5/MWh down to €22.0/MWh. This trend continued into 2019, and the TTF spot price plummeted below the €10.0/MWh mark by the end of June. This sharp decrease of 55% from the beginning of the first quarter to the end of the second quarter happened on the back of milder than normal seasonal temperatures, rapidly improving storage levels, historical high LNG arrivals and a continuous strong imports of Norwegian and Russian piped gas. Even high levels of coal-to-gas switching across the European power sector could not prevent prices from dropping to historical

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lows by the end of June. Throughout the third quarter of 2019, TTF spot prices traded on average at €10.2/MWh (year-on-year decrease of 58%), with a low in September close to €7/MWh. In November, TTF spot prices increased and reached levels around €16.6/MWh. This price increase was supported by colder temperatures and the fear that Russia and Ukraine would not be able to sign a new multi-year transit contract. At the end of December, the two countries agreed on a deal leading to a price decrease, closing the year at €11.7/MWh. The TTF spot price steadily declined from January 2020 to May 2020. The average price in January 2020 was €11.1/MWh which declined further to an average of €4.6/MWh in May 2020. This price drop was fueled by oversupply in the global LNG market, continuous strong pipeline supply into Europe and weak demand due to the absence of a harsh winter and the COVID19 pandemic slowing down industrial activity.
Natural gas - United States
In 2019, natural gas production in the U.S. reached another record. Total production grew by 8.3 billion cubic feet per day ("bcf/d") in 2019 year-on-year, with associated gas contributing to more than half (4.5 bcf/d) of the increase. Gas markets across the U.S. remain oversupplied and continuously pressured Henry Hub gas prices lower. Consequently, low gas prices in 2019 led to another record year for gas-for-power demand at 31 bcf/d, growing 2 bcf/d from the previous year. Furthermore, 2019 was a record year for LNG development in the number of final investment decisions reached ("FIDs") and LNG train start-ups. More than 30 million metric tonnes per annum ("mmpta") of capacity became available following the FIDs reached in 2019, the single largest year in U.S. LNG history. In 2019, the U.S. exported a total of 37.6 mmpta of LNG, which marks an increase of 66% year-on-year.
In North America, natural gas prices (see table below) trade independently of oil prices and are set by spot and future contracts, traded on the NYMEX exchange or over-the-counter. Henry Hub natural gas futures lost more than 20% throughout the first half of 2019 and at the end of June were more than 50% lower than the winter peak in the fourth quarter of 2018. U.S. dry gas production during the first quarter of 2019 was almost 13% higher than in the same period a year earlier. This led to a faster than normal rise of working stocks in underground storage, resulting in downward pressure of the natural gas market. This downward pressure persisted throughout the second half of 2019, with only occasional spikes up to $2.7 per million British thermal units ("/MMBtu") in September and $2.9/MMBtu in November. Nevertheless, the fourth quarter of 2019 averaged $2.4/MMBtu (down 35% from the fourth quarter of 2018). Prices in the first half of 2020 ranged between $1.5/MMBtu - $2.0/MMBtu, a low since the first quarter of 2016.

Natural gas - Asia
During the first half of 2019, European importers saw record high levels of LNG arrivals, reflecting the abundant supply across Asia amid healthy storage levels in key importing countries as a result of a mild winter. Furthermore, a significant ramp-up of new liquefaction capacity across Australia, the U.S. and Russia meant more supply to an already oversupplied market. Consequently, the Platts Japan Korea Marker ("JKM") (see table below for average prices) front month contract lost 47% from the start of the year until the end of June 2019. With muted demand and more global supply, the low prices persisted until the end of the second quarter of 2019. In the fourth quarter of 2019, amid the start of the winter, the JKM increased and averaged $5.9/MMBtu (although 42% lower than 2018). In first half of 2020, JKM traded at an all-time low. The decline in prices in first half of 2020 was mainly due to greater supply than demand, mainly from the U.S. where multiple liquefaction trains ramped up, and muted demand amid full gas storage and the impact of the pandemic on oversupply. While some countries like South Korea or India benefited from the low prices, others saw a year-on-year decrease of LNG imports.

Natural gas
Source: Thomson Reuters	TTF Spot average price € per MWh	Henry Hub Spot average price $ per MMBtu	JKM Spot average price $ per MMBtu
Q1 2019	18.47	2.87	6.86
Q2 2019	13.02	2.51	4.94
Q3 2019	10.20	2.33	4.74
Q4 2019	12.66	2.41	5.91

Q1 2020	9.75	1.87	3.69
Q2 2020	5.38	1.75	2.23
Electricity - Europe
Due to the regional nature of electricity markets, prices follow mainly local drivers (i.e. energy mix of the respective country, power generation from renewables, country specific energy policies, etc.). Tumbling fuel prices, combined with healthy renewable power generation and strong nuclear output helped to pressure spot prices (see average prices in the table below) across North West Europe in the first half of 2019. The lack of a severe summer heatwave helped to pressure the third quarter of 2019 prices. Wet early winter months, mild temperatures and good renewable power output contributed to a significant reduction in France and Belgium the fourth quarter of 2019 compared to 2018. This decrease occurred despite the fact that French nuclear availability was at a multi-year low for that time of the year, which is normally a strong support for prices. The 2019 trend continued into 2020, lower fuel prices meant lower generation cost while at the same time the renewable output across Europe grew year-on-year. On the demand side, the

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COVID19 pandemic led to a sudden and severe demand drop. Consequently, in the first half of 2020, the power prices across Europe were almost reduced in half compared to the first half of 2019.

Electricity
Source: Thomson Reuters	Germany Baseload spot average price € per MWh	France Baseload spot average price € per MWh	Belgium Baseload spot average price € per MWh
Q1 2019	41.35	47.18	48.34
Q2 2019	35.74	34.81	34.44
Q3 2019	37.55	35.64	35.11
Q4 2019	36.51	40.23	39.37

Q1 2020	26.44	29.29	29.98
Q2 2020	20.36	18.13	18.62
Ocean freight
At the beginning of 2020, ocean freight prices decreased due to the COVID-19 pandemic in China. However, freight companies were optimistic for a strong 2020 as a trade deal between China and USA was likely. Ocean freight prices increased in February 2020 when the pandemic in China was considered to be under control.
The new regulation requiring the use of low sulphur oil increased the cost of marine fuel oil for freight companies although this cost was passed on to customers. Many ships were in dry dock during the second half of 2019 for fitting scrubbers which allow a vessel to use cheaper high sulphur marine oil. However, many of these installations were delayed due to pandemic. The cost gap between the two types of marine oil increased to $300 per metric ton ("pmt") early 2020, which has induced more companies to install scrubbers. Therefore, supply was expected to reduce during the first quarter of 2020 making shipping companies optimistic for stronger market pricing. In the third week of March 2020, as the pandemic hit the western world, the capesize rates decreased to under $5000/day (Clarkson's report) on an average for the first quarter of 2020 from around $22,000/day on an average for the fourth quarter of 2019. The effect was less serious on sub capsize (vessels which are smaller than capsize vessels) due to grain demand from China.
However, as China recovered from the pandemic, the market for capesize increased on average from $5000/day to an average above $20,000/day in May. The sub capesize vessels benefited from grain shipments into China from South America and now the U.S. Ukraine also increased grain shipments. This resulted in a strong market for sub capesize vessels which is expected to remain firm in the second half of 2020 and in 2021. During the second half of 2020, the shipping market is expected to remain firm although low marine oil prices will help to reduce freight prices to some extent.
Impact of exchange rate movements
Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has exposure to fluctuations in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuations of the U.S. dollar relative to the euro, as well as fluctuations in the currencies of the other countries in which ArcelorMittal has significant operations and sales, can have a material impact on its results of operations. In order to minimize its currency exposure, as part of its risk management, ArcelorMittal enters into hedging transactions to lock-in a set exchange rate. In the first half of 2020, all economies and their currencies described below were impacted by the COVID-19 pandemic.
In the first half of 2020, the euro depreciated from 1.1234 at the end of December 2019, to 1.0790 at the end of February 2020, before recovering against the U.S. dollar to 1.1456 in March. In the second quarter of 2020, the euro fluctuated between 1.0707 and 1.1375 against the U.S. dollar, as a result of the global impact of the COVID19 pandemic and rates cut from the U.S. Federal Reserve ("FED"). The FED delivered two rate cuts in the first half of 2020, thus lowering FED funds target rate to 0.25%. The euro ended the second quarter 2020 at 1.1198 against the U.S. dollar.
In Poland, the Polish zloty depreciated against the U.S. dollar throughout the first half of 2020 starting from 3.79 on December 31, 2019 to 4.27 on March 23, 2020 before reaching 3.98 at the end of June 2020.
In Ukraine, the Ukrainian hryvnia depreciated against the U.S. dollar in the first half of 2020 starting from 23.69 on December 31, 2019, to 26.69 on June 30, 2020. This was also driven by a rate cut from the National Bank of Ukraine to 8% and the Ukrainian government and the International Monetary Fund coming to an agreement for financing of $5 billion to sustain Ukrainian budget.
In Kazakhstan, the Kazakh tenge depreciated against the U.S. dollar in the first half of 2020 starting from 381.24 on December 31, 2019, to 448.50 on March 20, 2020, before reaching 403.88 at the end of June. The government implemented a large fiscal spending plan to limit the impact of the pandemic on economic activities.
In India, the Indian rupee depreciated against the U.S. dollar in the first half of 2020 starting from 71.38 on December 31, 2019, to 76.65 on April 21, 2020, before reaching 75.57 at the end of

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June. The Reserve Bank of India cut policy rates and guides for easing.
In South Africa, the South African rand depreciated against the U.S. dollar in the first half of 2020 starting from 14.12 on December 31, 2019, to 19.07 on April 24, 2020, before reaching 17.35 at the end of June.
In Canada, the Canadian dollar depreciated against the U.S. dollar in the first quarter of 2020 from 1.30 on December 31, 2019 to 1.45 in March, before strengthening in the second quarter to 1.37, due to a drop-in equity and commodities caused by the pandemic.
In Mexico, the Mexican peso depreciated against the U.S. dollar from 18.89 on December 31, 2019 to a low of 24.69 in April before strengthening back to 23.17 by the end of the second quarter of 2020.
In Brazil, the Brazilian real depreciated against the U.S. dollar in 2020 from 4.03 on December 31, 2019 to a low of 5.94 in May before reaching 5.48 end of June 2020.
In Argentina, the Argentine peso has steadily depreciated against the U.S. dollar in 2020 from 59.89 on December 31, 2019 to a low of 70.46 in June as sovereign debt issues weighed on the local economy amidst strict capital controls.
Trade and import competition
Europe
There has been a trend of imports growing more strongly than domestic demand in Europe since 2012. ASC increased approximately 14% between 2012 and 2019, while finished steel imports increased by approximately 80%, taking market share from domestic producers. Over this period, total finished imports have risen from just over 15 million tonnes in 2012 to around 28 million tonnes in 2019, causing import penetration to rise to 18% in 2019 from 11% in 2012. Since 2017, the European steel industry has been increasingly shielded from unfair imports of HRC, with several countries (China, Brazil, Russia, Iran, Ukraine) subject to anti-dumping duties. Safeguard measures now impose country-specific quotas on a quarterly basis, although the residual quotas may be accessed to a certain limit, by any country during the last quarter of the quota period; this could drive an increase in imports if demand increases in the second quarter of 2021. Further impact on imports might be seen if the Turkey anti-dumping investigations have a positive outcome.
As domestic European steel prices fell sharply in 2019, total imports followed suit decreasing 14% year-on-year, causing the import share to decline to around 18% from over 19% in 2018. In the first half of 2020, with widespread lockdowns causing activity shutdown and ASC to decline an estimated 18.5% year-
on-year, imports into Europe fell by approximately 15% year-on-year, leading to import penetration increasing to approximately 19% during the first half of 2020.
Traditionally, imports into Europe have come from CIS, China, Turkey and developed Asia, with these regions accounting for approximately 75% of imports over the past six years. While imports from the CIS declined sharply by 14% in 2019 from 2018 levels, it has since recovered by 16% year-on-year in the first half of 2020, despite weaker ASC in EU28, bringing the share of CIS imports to approximately 30%. Import share from developed Asia also rose to 19% in the first half of 2020 from 16% in 2019, as imports grew by 6% year-on-year, while demand contracted. On the other hand, the share of Chinese origin imports continued to decline from its peak of 28% in 2015 to only 6% in the first half of 2020, with Chinese imports having fallen by over 25% year-on-year as the spread between European and Chinese steel prices declined further. Similarly, Turkey’s market share fell from 25% in 2019 to 18% in the first half of 2020 as imports declined more than 40% year-on-year, as Turkish domestic demand recovered from its domestic recession in 2018 and 2019. While Indian imports were down approximately 23% year-on-year in first half of 2020, India’s market share in Europe was broadly stable around 8%.
Source: Eurostat imports to May 2020, estimate for June 2020. ASC data from Eurofer to April 2020, internal company estimates for May and June 2020.
United States
Finished steel imports peaked in 2014 at almost 30 million tonnes, declining to approximately 25.7 million tonnes in 2017 (or an import penetration of over 26%). In 2019, with section 232 (implemented in 2018) adding a 25% tariff on most imports outside NAFTA, finished steel imports decreased (-18% year-on-year) much more sharply than apparent steel consumption (-1.8% year-on-year), resulting in an import penetration of 19% in 2019, down from 23% in 2018. Imports from NAFTA decreased by only approximately 15% year-on-year, relatively less than other regions, as section 232 tariffs only applied until May 2019. As a result, 35% of imports came from the NAFTA region, of which 26% came from Canada and 9% from Mexico, up slightly from roughly a third of imports from the two countries in 2018. Other countries such as Brazil, Ukraine, Australia and South Korea, though not subject to 25% tariffs, are subject to quotas. Except from Turkey where the share of imports declined to 1% (down -76% year-on-year), the share of imports from the rest of the world was relatively stable, with 22% of US steel imports coming from developed Asia (down -11% year-on-year), 19% from EU28 (down -19% year-on-year), 5% from ASEAN (down -31% year-on-year), 3% from CIS (down -26% year-on-year) and 2% from China (down -24% year-on-year).
Steel import penetration during the first half of 2020 was approximately 19%, similar to 2019 as a whole but down from

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the first half of 2019 (when import penetration was 21%) as imports decreased by 27% year-on-year and ASC only decreased by 15% year-on-year. The share of U.S. finished steel imports coming from NAFTA increased further from 35% in 2019 to more than 40% in the first half of 2020, at the expense of imports from EU28, whose import share declined from 19% to 16%, as well as CIS (3% to 1%) and ASEAN (5% to 2%). Except for Turkey where imports share rose to 5% (from 1% in 2019) as exports rose due to a domestic crisis, share of imports from other regions remained broadly stable, including developed Asia (approximately 20%), India (1%) and China (2%).
Source: American Iron and Steel Association total/regional imports data and ASC data to May 2020, internal Company estimate for June 2020.
Consolidation in the steel and mining industries
Prior to 2017, consolidation transactions had decreased significantly in terms of number and value in the context of economic uncertainties in developed economies combined with a slowdown in emerging markets. However, in an effort to reduce the worldwide structural overcapacity, some key consolidation steps were undertaken in 2019 and 2018, specifically in China and in Europe.
Steel industry consolidation in China aims at enhancing international competitiveness, reducing overcapacity, rationalizing steel production based on obsolete technology, improving energy efficiency, achieving environmental targets and strengthening the bargaining position of Chinese steel companies in price negotiations for iron ore. The Chinese government set a target that 60 to 70 percent of steel should be produced by the top ten steel groups by 2025. Examples of recent merger activity in China include the Baosteel Group and Wuhan Iron and Steel Group merger that was completed in late 2016, creating Baowu Steel Group ("Baowu") with an annual production capacity of around 60 million tonnes. Further, in September 2019, Baowu and Magang (Group) Holding Co., Ltd ("Magang") signed a partnership agreement where Baowu secured a 51% stake in Magang, increasing Baowu's steel production capacity to approximately 90 million tonnes and representing a big step in the ongoing consolidation of the Chinese steel industry.
In Europe, on October 29, 2019, Liberty House Group announced a merger with GFG Alliance's steel businesses to create Liberty Steel Group with a capacity of 18 million tonnes. According to the announcement, Liberty Steel Group will be the eighth largest steel producer outside China, with operations stretching from Australia to continental Europe, the United Kingdom and the United States. In November 2018, ArcelorMittal completed the acquisition (via a long-term lease) of ArcelorMittal Italia, Europe’s largest single steel site and only integrated steelmaker in Italy with its main production facility based in Taranto. The transaction was approved by the
European Commission on May 7, 2018 subject to the disposal of certain assets in Italy, Romania, North Macedonia, the Czech Republic, Luxembourg and Belgium, which were completed in June 2019. ArcelorMittal is engaged in ongoing negotiations with the Italian government regarding ArcelorMittal Italia. See "Recent Developments."
In another step towards consolidation in the U.S., United States Steel Corp announced on October 1, 2019 that it reached an agreement to purchase a minority stake in Big River Steel with an option to take complete control of the company over four years. On December 3, 2019, AK Steel and Cleveland Cliffs announced an all stock merger which was completed in March 2020.
In December 2019, ArcelorMittal and Nippon Steel Corporation ("NSC") completed the acquisition of AMNS India through a joint venture agreement and following the submission of a competitive resolution plan setting out a positive future for the bankrupt company, an integrated flat steel producer and the largest steel company in western India.
Further future consolidation should allow the steel industry to perform more consistently through industry cycles by achieving greater efficiencies and economies of scale.
Operating results for the six months ended June 30, 2020 as compared to six months ended June 30, 2019
The following discussion and analysis should be read in conjunction with ArcelorMittal's condensed consolidated financial statements included in this report. ArcelorMittal reports its operations in five segments: NAFTA, Brazil, Europe, ACIS and Mining.
Key indicators
The key performance indicators that ArcelorMittal’s management uses to analyze performance and operations are the lost time injury frequency (“LTIF”) rate, sales, average steel selling prices, crude steel production, steel shipments, iron ore and coal production and operating income. Management’s analysis of liquidity and capital resources is driven by operating cash flows.
Health and safety
Through the Company’s core values of sustainability, quality and leadership, it operates responsibly with respect to the health, safety and wellbeing of its employees, contractors and the communities in which it operates.
Protecting the health and wellbeing of employees remains the Company’s overarching priority with ongoing strict adherence to World Health Organization guidelines and specific government guidelines have been followed and implemented. The Company continues to ensure extensive monitoring, introduced very strict

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sanitation practices, continues to enforce social distancing measures at all operations, and implemented remote working wherever possible and provided essential personal protective equipment to its people. Health and safety performance, based on the Company’s personnel figures and contractors LTIF rate, improved to 0.91 for the six months ended June 30, 2020 as compared to 1.19 for the six months ended June 30, 2019. The Company’s efforts to improve the health and safety record remains focused on both further reducing the rate of severe injuries and preventing fatalities.

Own personnel and contractors	For the six months ended June 30,
Lost time injury frequency rate (per million hours)	2020	2019
Mining	0.69	0.51

NAFTA	0.51	0.50
Brazil	0.32	0.45
Europe	1.01	0.91
ACIS	0.67	0.66
Total Steel	0.63	0.69

Total (Steel and Mining) excluding ArcelorMittal Italia	0.63	0.66
ArcelorMittal Italia	8.41	12.35
Total (Steel and Mining) including ArcelorMittal Italia	0.91	1.19
Sales, operating income, crude steel production, steel shipments, average steel selling prices and mining production
The following tables and discussion summarize ArcelorMittal’s performance by reportable segment for the six months ended June 30, 2020 as compared with the six months ended June 30, 2019:

(in $ millions)	Sales for the six months ended June 30,*		Operating income/(loss) for the six months ended June 30,*
Segment	2020	2019	2020		2019
NAFTA	7,072	10,140	(447)		(323)
Brazil	2,784	4,282	267		473
Europe	13,454	20,890	(655)		(290)
ACIS	2,630	3,551	(130)		178
Mining	2,054	2,550	450		770
Other and eliminations	(2,174)	(2,946)	(91)	**	(197)	**
Total	25,820	38,467	(606)		611
* Segment amounts are prior to inter-segment eliminations.
** Total adjustments to segment operating income and other reflects certain adjustments made to operating income of the segments to reflect corporate costs, income from non-steel operations (e.g., logistics and shipping services) and the elimination of stock margins between the segments. See table below.

Adjustments to segment operating income and other		Six months ended June 30,
		2020	2019
	Note	(in $ millions)	(in $ millions)
Corporate and shared services	1	(89)	(80)
Financial activities		(12)	(13)
Shipping and logistics		3	38
Intragroup stock margin eliminations		33	(72)
Depreciation and impairment		(26)	(70)
Total adjustments to segment operating income and other		(91)	(197)

1.Includes primarily staff and other holding costs and results from shared service activities.
During the latter part of the first quarter of 2020, and through the second quarter of 2020, the global escalation of the COVID-19 pandemic and subsequent measures introduced by governments worldwide to contain it has negatively impacted economic activity and industrial supply chains in many parts of the world. Consequently, the Company experienced a significant decline in demand in all the geographic markets in which it operates. The Company responded swiftly by significantly reducing production (including temporarily idling steel making and finishing assets) globally in alignment with reduced demand and government requirements. Additionally, the Company temporarily reduced fixed cost, primarily through utilization of available economic unemployment schemes, state subsidies and grants, temporary lay-offs, overtime reduction and reduction of contractors as well as aligning repairs and maintenance expenses to the lower operating rates. During the latter part of the second quarter of 2020, activity levels improved as lockdown measures were eased in many jurisdictions and notably automotive sales demand and production levels increased.
Shipments and average steel selling price
ArcelorMittal’s steel shipments decreased 23.0% to 34.3 million tonnes for the six months ended June 30, 2020, from 44.6 million tonnes for the six months ended June 30, 2019, primarily due to the impact of the COVID-19 pandemic as well as the impact of the sale of the remedy assets for the ArcelorMittal Italia acquisition on June 30, 2019. Shipments were lower in Europe (31.0%); Brazil (22.2%), ACIS (14.3%) and NAFTA (13.2%).
Average steel selling prices decreased 14.7% for the six months ended June 30, 2020 as compared to the six months ended June 30, 2019, in line with international prices.

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Sales
ArcelorMittal’s sales decreased to $25.8 billion for the six months ended June 30, 2020, from $38.5 billion for the six months ended June 30, 2019, primarily due to 14.7% lower average steel selling prices and 23.0% lower steel shipments.
Cost of sales
Cost of sales consists primarily of purchases of raw materials necessary for steel-making (iron ore, coke and coking coal, scrap and alloys), electricity and labor cost. Cost of sales for the six months ended June 30, 2020 was $25.5 billion, decreasing as compared to $36.7 billion for the six months ended June 30, 2019, mainly driven by decreased shipments, lower costs (impacted by measures described above), and lower impairment charges offset by inventory related charges described below.
Operating income
ArcelorMittal’s operating loss for the six months ended June 30, 2020 was $606 million, compared to operating income of $611 million for the six months ended June 30, 2019. The operating loss was primarily driven by the impacts of lower volumes, negative price-cost effect in the steel segments and inventory related charges of $678 million, reflecting the effects of the COVID-19 pandemic on demand, offset in part by lower fixed costs which were reduced in line with lower shipments. The inventory related charges mainly in NAFTA ($462 million) and Europe ($191 million) were due to a weaker steel pricing outlook driven by the pandemic impacts. Operating loss for the six months ended June 30, 2020 was also negatively impacted by weaker mining performance (driven by lower market priced iron ore shipments, lower iron ore quality premia and lower coal prices) and impairment charges of $92 million related to the permanent closure of the coke plant at the Florange site in France.
Operating income for the six months ended June 30, 2019, was negatively affected by impairments of $1.1 billion related to the remedy asset sales for the ArcelorMittal Italia acquisition ($0.5 billion) and an impairment of property, plant and equipment of ArcelorMittal USA ($0.6 billion) following a downward revision of cash flow projections resulting from a sharp decline in steel prices, lower ASC and high raw material costs.

NAFTA
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2020	2019
Sales	7,072	10,140
Operating loss	(447)	(323)
Depreciation	262	271
Impairment	—	600
Crude steel production (thousand tonnes)	9,201	10,978
Steel shipments (thousand tonnes)	9,333	10,757
Average steel selling price ($/tonne)	697	855
The escalation of the COVID-19 pandemic during the latter part of the first quarter of 2020 impacted ArcelorMittal's key end markets in the U.S. and Canada. The Company responded immediately by significantly adapting its capacity which continued during the second quarter of 2020.
Crude steel production, steel shipments and average steel selling price
Crude steel production in the NAFTA segment decreased 16.2% to 9.2 million tonnes for the six months ended June 30, 2020 as compared to 11.0 million tonnes for the six months ended June 30, 2019. The decrease is primarily due to the adjustment of production to align with demand which was impacted by the pandemic (particularly in the U.S. and Canadian operations).
Steel shipments in the NAFTA segment decreased 13.2% to 9.3 million tonnes for the six months ended June 30, 2020, from 10.8 million tonnes for the six months ended June 30, 2019 due to weak demand particularly in the automotive and energy sectors (flat steel shipments declined 31.4% whilst long products have declined 42.7% in the second quarter of 2020 compared to the first quarter of 2020). Steel shipments began to recover toward the end of the second quarter of 2020 as lockdown measures eased and automotive production and manufacturing activity restarted.
Average steel selling prices in the NAFTA segment decreased 18.5% to $697/t for the six months ended June 30, 2020 from $855/t for the six months ended June 30, 2019, in line with the decline in market prices.
Sales
Sales in the NAFTA segment decreased 30.3% to $7.1 billion for the six months ended June 30, 2020 compared to $10.1 billion for the six months ended June 30, 2019, mainly due to an 18.5% decrease in average steel selling prices and a 13.2% decrease in shipments.

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Operating loss
Operating loss for the NAFTA segment for the six months ended June 30, 2020 was $447 million, as compared to $323 million for the six months ended June 30, 2019, mainly due to weaker operating conditions (lower volumes, weaker sales mix and negative price-cost effect) reflecting also the impact of the COVID-19 pandemic, as well as inventory related charges ($462 million) following a weaker steel pricing outlook driven by the pandemic in both the first and second quarters of 2020, offset in part by a reduction in operating costs, in particular fixed costs. The operating loss for the six months ended June 30, 2019 was impacted by an impairment of $600 million in ArcelorMittal USA following a downward revision of cash flow projections resulting from a sharp decline in steel prices, lower ASC and high raw material costs.

Brazil
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2020	2019
Sales	2,784	4,282
Operating income	267	473
Depreciation	120	149
Crude steel production (thousand tonnes)	4,371	5,843
Steel shipments (thousand tonnes)	4,410	5,665
Average steel selling price ($/tonne)	599	705
The COVID-19 pandemic and government containment efforts started later in Latin America than in some other geographies. As a result, the Company idled ArcelorMittal Tubarão's blast furnace No. 3 from April 21, 2020, and implemented production curtailments in Argentina and of long product capacity in Brazil, to match demand levels. Subsequently, given the improving export market conditions and favorable cost position, the Company has since restarted activities at ArcelorMittal Tubarão's blast furnace No. 2 and some long product capacity in Brazil.
Crude steel production, steel shipments and average steel selling price
Crude steel production decreased 25.2% to 4.4 million tonnes for the six months ended June 30, 2020 as compared to 5.8 million tonnes for the six months ended June 30, 2019, with declines in both flat and long products.
Total steel shipments in the Brazil segment decreased 22.2% to 4.4 million tonnes for the six months ended June 30, 2020 as compared to 5.7 million tonnes for the six months ended June 30, 2019, primarily due to the impacts of the COVID-19 pandemic.
Average steel selling prices in the Brazil segment decreased 15.0% to $599/t for the six months ended June 30, 2020 from $705/t for the six months ended June 30, 2019, in line with the decline in market prices.
Sales
Sales in the Brazil segment decreased 35.0% to $2.8 billion for the six months ended June 30, 2020 as compared to $4.3 billion for the six months ended June 30, 2019, primarily due to 22.2% lower steel shipments and 15.0% lower average steel selling prices.
Operating income
Operating income for the Brazil segment for the six months ended June 30, 2020 was $267 million as compared to $473 million for the six months ended June 30, 2019. Operating income decreased 43.6% primarily driven by lower steel shipments offset in part by lower costs.

Europe
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2020	2019
Sales	13,454	20,890
Operating loss	(655)	(290)
Depreciation	702	622
Impairment	92	497
Crude steel production (thousand tonnes)	16,986	24,451
Steel shipments (thousand tonnes)	16,117	23,364
Average steel selling price ($/tonne)	636	716
The COVID-19 pandemic containment measures began impacting European industrial activity in mid-March. The Company announced measures on March 19, 2020 to reduce production and the temporary idling of steel making and finishing assets, including operations in Italy, France, Spain, Germany, Belgium and Poland which continued in the second quarter of 2020.
Crude steel production, steel shipments and average steel selling price
Crude steel production for the Europe segment decreased 30.5% to17.0 million tonnes for the six months ended June 30, 2020, from 24.5 million tonnes for the six months ended June 30, 2019, including lower production related to the sale of remedy assets for the ArcelorMittal Italia acquisition on June 30, 2019, driven by weak demand caused by the COVID-19 pandemic.
Steel shipments in the Europe segment decreased 31.0% to 16.1 million tonnes for the six months ended June 30, 2020, from 23.4 million tonnes for the six months ended June 30, 2019, including the lower shipments related to the sale of

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remedy assets for the ArcelorMittal Italia acquisition on June 30, 2019, primarily driven by lower industrial activity and steel demand due to the pandemic impact. Steel shipments in Europe started to decline in the latter part of March and early in the second quarter of 2020 due to the pandemic containment measures implemented. However, activity levels are gradually improving as the lockdowns eased throughout the second quarter, particularly with automotive and manufacturing restarts.
Average steel selling prices in the Europe segment decreased 11.2% to $636/t for the six months ended June 30, 2020 from $716/t for the six months ended June 30, 2019 in line with lower market prices.
Sales
Sales in the Europe segment decreased 35.6% to $13.5 billion for the six months ended June 30, 2020 as compared to $20.9 billion for the six months ended June 30, 2019, primarily due to an 11.2% decrease in average steel selling prices and a 31.0% decrease in shipments.
Operating loss
Operating loss for the Europe segment for the six months ended June 30, 2020 was $655 million, as compared to $290 million for the six months ended June 30, 2019, primarily due to lower steel shipments, a negative sales mix (in particular automotive sales) offset in part by lower operating costs (in particular fixed costs), impairments of $92 million related to the coke plant in Florange, France, which was closed at the end of April 2020 and inventory related charges of $191 million in the first quarter of 2020 due to a weaker steel pricing outlook driven by the pandemic impacts.
The operating loss for the Europe segment for the six months ended June 30, 2019 was negatively affected by an impairment of $497 million related to the remedy asset sales for the ArcelorMittal Italia acquisition.

ACIS
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2020	2019
Sales	2,630	3,551
Operating (loss) income	(130)	178
Depreciation	161	166
Crude steel production (thousand tonnes)	4,954	6,575
Steel shipments (thousand tonnes)	5,009	5,844
Average steel selling price ($/tonne)	441	538
The direct COVID-19 pandemic impact in the second quarter of 2020 in the CIS region was more limited than in South Africa. During the second quarter of 2020, ArcelorMittal South Africa took several steps, including significant production cuts across all operations, to support the country's lockdown and partial lockdown. However, the economic activity levels remain weak and having reassessed its strategic asset footprint for 2020, the Company decided to idle blast furnace C at Vanderbijlpark, and the Vereeniging electric arc furnace until demand recovers.
Crude steel production, steel shipments and average steel selling price
Crude steel production for the ACIS segment decreased 24.7% to 5.0 million tonnes for the six months ended June 30, 2020, from 6.6 million tonnes for the six months ended June 30, 2019, primarily due to weak demand caused by the pandemic effects in all regions, in particular due to the lockdown measures in South Africa. Crude steel production for the six months ended June 30, 2019 was negatively impacted by an explosion at a gas pipeline in the fourth quarter of 2018 in Kazakhstan (Termitau) where production only normalized in the second quarter of 2019 as well as planned blast furnace repair in Ukraine and in South Africa following a scheduled maintenance.
Total steel shipments in the ACIS segment decreased 14.3% to 5.0 million tonnes for the six months ended June 30, 2020, from 5.8 million tonnes for the six months ended June 30, 2019 primarily due to the pandemic impact in South Africa offset in part by improved shipments in Kazakhstan.
Average steel selling prices in the ACIS segment decreased by 18.0% to $441/t for the six months ended June 30, 2020 from $538/t for the six months ended June 30, 2019 in line with lower market prices.
Sales
Sales in the ACIS segment decreased 25.9% to $2.6 billion for the six months ended June 30, 2020 as compared to $3.6 billion for the six months ended June 30, 2019, primarily due to an 18.0% decrease in average steel selling prices and a 14.3% decrease in steel shipments.
Operating (loss) income
Operating loss for the ACIS segment for the six months ended June 30, 2020 was $130 million, as compared to an income of $178 million for the six months ended June 30, 2019, primarily due to lower steel shipment volumes (primarily in South Africa due to the pandemic impact), a negative price-cost effect and idle capacity costs in South Africa. ArcelorMittal South Africa had implemented several cost reduction measures in response to the pandemic to ensure the sustainability of operations (see also Recent developments for further information).

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Mining
		Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	Note	2020	2019
Sales		2,054	2,550
Operating income		450	770
Depreciation		238	220
Own iron ore production (million tonnes)		27.9	28.7
Iron ore shipped externally and internally at market price (million tonnes)	1	17.8	19.1
Iron ore shipment - cost plus basis (million tonnes)		9.6	10.2
Own coal production (million tonnes)		2.7	2.7
Coal shipped externally and internally at market price (million tonnes)	1	1.5	1.4
Coal shipment - cost plus basis (million tonnes)		1.2	1.4
1.Iron ore and coal shipments of market-priced based materials include the Company’s own mines and share of production at other mines.

Iron ore production (million metric tonnes)				Six months ended June 30,
	Note	Type	Product	2020	2019
Own mines
North America	2	Open pit	Concentrate, lump, fines and pellets	16.0	17.9
South America		Open pit	Lump and fines	1.5	1.2
Europe		Open pit	Concentrate and lump	0.6	0.7
Africa		Open pit / Underground	Fines	2.7	2.5
Asia, CIS & Other		Open pit / Underground	Concentrate, lump, fines and sinter feed	7.1	6.4
Total own iron ore production	1			27.9	28.7
1.Total of all finished production of fines, concentrate, pellets and lumps.
2.Includes own mines and share of production from Hibbing (United States, 62.3%) and Peña (Mexico, 50.0%).

	Six months ended June 30,
Coal production (million metric tonnes)	2020	2019
Own mines
North America	0.8	1.0
Asia, CIS & Other	1.9	1.7
Total own coal production	2.7	2.7
The direct impact of the COVID-19 pandemic on the mining operations has been minimal with some initial impact at ArcelorMittal Mines and Infrastructure Canada during the early part of the second quarter of 2020. The operations resumed normal activity in early May. Nevertheless, the Company does not expect to recover all of the lost volumes (including volume lost due to unplanned maintenance). Market-priced iron ore shipments for 2020 are expected to decline by approximately 5% compared to 2019.
Production
Own iron ore production for the six months ended June 30, 2020 was 27.9 million metric tonnes, a 2.7% decrease as compared to 28.7 million metric tonnes for the six months ended June 30, 2019, primarily due to the idling of the Hibbing joint operation in the U.S. early May, due to lower internal demand, which restarted on July 27, 2020 and lower production in ArcelorMittal Mines and Infrastructure Canada.
Own coal production for the six months ended June 30, 2020 was 2.7 million metric tonnes, which remained stable as compared to the six months ended June 30, 2019.
Sales
Sales in the Mining segment decreased 19.4% to $2.1 billion for the six months ended June 30, 2020 from $2.6 billion for the six months ended June 30, 2019. Sales to external customers were$0.65 billion for the six months ended June 30, 2020, representing a 1.2% decrease compared to $0.66 billion for the six months ended June 30, 2019.
Iron ore market priced shipments decreased 6.8% to 17.8 million tonnes for the six months ended June 30, 2020 from 19.1 million tonnes for the six months ended June 30, 2019, primarily driven by lower shipments in ArcelorMittal Mines and Infrastructure Canada offset by higher shipments in Ukraine. Coal market priced shipments increased to 1.5 million tonnes for the six months ended June 30, 2020 from 1.4 million tonnes for the six months ended June 30, 2019. With respect to average selling prices, the average iron ore spot price of $91.70/t CFR China remained stable (Delivered to China Metal Bulletin Index 62% Fe) and the average spot price for hard coking coal FOB Australia at $136.24/t was 33.4% lower (Metal Bulletin Premium Hard Coking Coal FOB Australia index) for the six months ended June 30, 2020 compared to the six months ended June 30, 2019, respectively. It should be noted, however, that there may be no direct correlation between spot prices and actual selling prices in various regions at a given time.
Operating income
Operating income attributable to the Mining segment for the six months ended June 30, 2020 was $450 million, as compared to $770 million for the six months ended June 30, 2019, primarily due to lower quality premia, lower market-priced iron ore shipments and lower coking coal reference prices, offset in part by lower freight and other costs.

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Investments in associates, joint ventures and other investments
Income from investments in associates, joint ventures and other investments was $127 million for the six months ended June 30, 2020, compared to $302 million for the six months ended June 30, 2019. Income in the first half of 2020 was negatively impacted by the COVID-19 pandemic. AMNS India, the operating subsidiary of the Company's most recent joint venture, had crude steel production of 2.9 million tonnes in the first half of 2020 and operating income of $99 million. AMNS India’s operations were impacted by the COVID-19 pandemic during the second quarter of 2020 with lockdown measures (in particular impacting April 2020). As lockdown measures lift, the assets are currently running at higher utilization levels than the low levels during the peak impacts during the second quarter of 2020. AMNS India has acquired the Odisha Slurry Pipeline Infrastructure for a net acquisition price of $245 million (Rs 1,860-crore); this secures an important infrastructure asset for raw material supply to Hazira steel plant.
Income from investments in associates, joint ventures and other investments for the six months ended June 30, 2019 included the annual dividend income from Erdemir of $93 million.
Financing costs – net
Net interest expense
Net interest expense (interest expense less interest income) was lower at $227 million for the six months ended June 30, 2020 as compared to $315 million for the six months ended June 30, 2019. The Company expects full year 2020 net interest expense to be approximately $0.5 billion.
Foreign exchange and other net financing (loss)/gain
Foreign exchange and other net financing losses (which includes foreign currency swaps, bank fees, interest on pension obligations, impairments of financial instruments, revaluation of derivative instruments, and other charges that cannot be directly linked to operating results) were $415 for the six months ended June 30, 2020, as compared to $404 million for the six months ended June 30, 2019. Foreign exchange gain for the first half of 2020 was $12 million as compared to a foreign exchange loss of $14 million in the first half of 2019. Other net financing for the first half of 2020 included non-cash mark-to-market losses of $117 million related to the mandatory convertible bond call option following the market price decrease of the underlying share (such losses amounted to $61 million in the first half of 2019) and early bond redemption premium expenses of $66 million.
Income tax
ArcelorMittal’s income tax expense is affected by the income tax laws and regulations in effect in the various countries in which it operates and the pre-tax results of its subsidiaries in each of these countries, which can vary from year to year. ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, which have a structurally lower corporate income tax rate than the statutory tax rate as in effect in Luxembourg (24.94%), as well as in jurisdictions, mainly in Western Europe and the Americas which have a structurally higher corporate income tax rate.
ArcelorMittal recorded an income tax expense of $524 million for the six months ended June 30, 2020, as compared to $149 million for the six months ended June 30, 2019. The income tax expense for the six months ended June 30, 2020 was driven by the results in certain jurisdictions where the Company remained profitable during the first half of 2020 and reclassification of deferred taxes from other comprehensive income.
The tax expense in the first half of 2019 includes a tax benefit of $387 million resulting from higher future taxable income projections in Luxembourg in connection with interest income from lending activities to subsidiaries, offset in part by a $340 million tax expense resulting from the reduction of the Luxembourg tax rate.
Non-controlling interests
Net income attributable to non-controlling interests for the six months ended June 30, 2020 was $34 million as compared to $78 million for the six months ended June 30, 2019. Net income attributable to non-controlling interests in the six months ended June 30, 2020 primarily related to the non-controlling shareholders’ share of net income recorded in ArcelorMittal Mines and Infrastructure Canada, ArcelorMittal Liberia and Belgo Bekaert Arames in Brazil, offset in part by losses generated by ArcelorMittal South Africa.
Net income or loss attributable to equity holders of the parent
ArcelorMittal’s net loss attributable to equity holders of the parent for the six months ended June 30, 2020 was $1,679 million, or $1.57 basic loss per share, as compared to $33 million, or $0.03 basic loss per share for the six months ended June 30, 2019, for the reasons discussed above.
Liquidity and capital resources
ArcelorMittal’s principal sources of liquidity are cash generated from its operations and its credit facilities at the corporate level. Because ArcelorMittal is a holding company, it is dependent upon the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations. Significant cash or cash equivalent balances may be held from time to time at the Company’s international operating subsidiaries, in particular those in France and in the United States, where the Company maintains cash management systems under which most of its cash and cash equivalents are centralized, and in Brazil,

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Canada, Kazakhstan, Morocco, South Africa and Ukraine. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies are currently significant in the context of ArcelorMittal’s overall liquidity.
In management’s opinion, ArcelorMittal’s credit facilities are adequate for its present requirements.
As of June 30, 2020, ArcelorMittal’s cash and cash equivalents and restricted cash of $72 million was $5.7 billion as compared to $5.0 billion (restricted cash of $128 million) as of December 31, 2019. In addition, ArcelorMittal had available borrowing capacity of $5.5 billion under its $5.5 billion revolving credit facilities as of June 30, 2020 and as of December 31, 2019.
As of June 30, 2020, ArcelorMittal’s total debt, which includes long-term debt and short-term debt was $13.5 billion, as compared to $14.3 billion as of December 31, 2019.
Net debt (defined as long-term debt ($10.4 billion) plus short-term debt ($3.1 billion), less cash and cash equivalents and restricted cash ($5.7 billion)) was $7.8 billion as of June 30, 2020, down from $9.3 billion at December 31, 2019 (comprised of long-term debt ($11.5 billion) plus short-term debt ($2.9 billion) less cash and cash equivalents and restricted cash ($5.0 billion)). Most of the external debt is borrowed by the parent company on an unsecured basis and bears interest at varying levels based on a combination of fixed and variable interest rates. Gearing (defined as net debt divided by total equity) at June 30, 2020 was 21% as compared to 23% at December 31, 2019.
ArcelorMittal’s $5.5 billion revolving credit facility signed on December 19, 2018 and the Term Facility signed on May 5, 2020, described in the Financing section below, contain restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. These agreements also require compliance with a financial covenant.
The financial covenant of these principal credit facilities requires that the Company must ensure the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of ArcelorMittal for a Measurement Period, subject to certain adjustments as set out in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed 4.25 to 1, referred to by the Company as the “Leverage ratio”. As of June 30, 2020, the Company was in compliance with the ratio. Non-compliance with this covenant would entitle the lenders under such facilities to accelerate the Company’s repayment obligations. The Company was also in compliance with the financial covenants in the agreements related to all of its borrowings as of June 30, 2020.
As of June 30, 2020, ArcelorMittal had guaranteed $205 million of debt of its operating subsidiaries, compared to $236 million as of December 31, 2019. See also note 11 to the condensed consolidated financial statements for all other ArcelorMittal guarantees for associates and joint ventures. ArcelorMittal’s debt facilities have provisions whereby the acceleration of the debt of another borrower within ArcelorMittal could, under certain circumstances, lead to acceleration under such facilities.
On March 16, 2020, AMNS Luxembourg Holding S.A. (“AMNS Luxembourg”), a joint venture between ArcelorMittal and Nippon Steel Corporation ("NSC"), entered into a $5.146 billion ten-year term loan agreement with Japan Bank for International Cooperation, MUFG Bank LTD., Sumitomo Mitsui Banking Corporation, Mizuho Bank Europe N.V., and Sumitomo Mitsui Trust Bank, Limited (London Branch). The proceeds of the loan were used to refinance in full the amounts borrowed by AMNS Luxembourg in connection with the acquisition of ArcelorMittal Nippon Steel India Limited (formerly known as Essar Steel India Limited), including the amounts borrowed under the $7 billion bridge term facilities agreement guaranteed by ArcelorMittal. The obligations of AMNS Luxembourg under the term loan agreement are guaranteed by ArcelorMittal and NSC in proportion to their interests in the joint venture, 60% and 40%, respectively. The guarantee provided by ArcelorMittal includes the same “Leverage Ratio” financial covenant as that described above for its $5.5 billion revolving credit facility dated December 19, 2018 and in the Term Facility described below.

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The following table summarizes the repayment schedule of ArcelorMittal’s outstanding indebtedness, which includes short-term and long-term debt, as of June 30, 2020.

	Repayment amounts per year (in billions of $)
Type of Indebtedness as of June 30, 2020	2020	2021	2022	2023	2024	2025	>2025	Total
Bonds	0.6	0.3	0.8	1.4	1.9	1.3	2.3	8.6
Commercial paper	1.0	0.0	-	-	-	-	-	1.0
Other loans	0.7	1.0	0.5	0.9	0.2	0.1	0.5	3.9
Total Debt	2.3	1.3	1.3	2.3	2.1	1.4	2.8	13.5
The average debt maturity of the Company was 5.1 years as of June 30, 2020, as compared to 5.3 years as of December 31, 2019.
Financings
The principal financings of ArcelorMittal and its subsidiaries are summarized below by category. Further information regarding ArcelorMittal's short-term and long-term indebtedness is provided in Note 6 to the condensed consolidated financial statements.
Principal credit facilities
On May 5, 2020, ArcelorMittal signed an agreement for a $0.7 billion and a €2.1 billion term facility (together, the “Term Facility”), with a maturity of May 5, 2021, to be used for general corporate purposes. The Term Facility contained restrictive covenants described under “Liquidity and Capital Resources” above.
The Term Facility included a mandatory prepayment and cancellation clause for proceeds received under debt and capital market transactions, less certain costs. On May 20, 2020, following the offering of common shares and mandatory convertible subordinated notes with aggregate gross proceeds of $2 billion, the commitments under the Term Facility were reduced to $0.2 billion and €0.7 billion, which remained fully available as of June 30, 2020. On July 17, 2020, ArcelorMittal sent a cancellation notice for all unused amounts under the facility. The cancellation notice was effective on July 22, 2020 and the facility was terminated.
On December 19, 2018, ArcelorMittal signed an agreement for a $5.5 billion revolving credit facility (the "Facility"). This Facility replaced the $5.5 billion revolving credit facility dated April 30, 2015, which was amended and extended on December 21, 2016. The agreement incorporates a single tranche of $5.5 billion maturing on December 19, 2023, with two one-year extension options (i.e. the options to extend are in the first and second years, so at the end of 2019 and the end of 2020). During the fourth quarter of 2019, ArcelorMittal executed the option to extend the facility to December 19, 2024. The extension was completed for $5.4 billion of the available amount, with $0.1 billion remaining with a maturity of December 19, 2023. The facility may be further extended for an additional year in December 2020. The Facility may be used for general corporate purposes. As of June 30, 2020, the $5.5 billion revolving credit facility was fully available. The Company makes drawdowns from and repayments on this Facility in the framework of its cash management.
On September 30, 2010, ArcelorMittal entered into the $500 million revolving multi-currency letter of credit facility (the “Letter of Credit Facility”). The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments. The terms of the letters of credit and other instruments contain certain restrictions as to duration. The Letter of Credit Facility was amended on October 26, 2012 to reduce its amount to $450 million. On September 30, 2014, the Company refinanced its Letter of Credit Facility by entering into a $350 million revolving multi-currency letter of credit facility, which matured on July 31, 2019. On July 31, 2019, the Company refinanced its Letter of Credit Facility by entering into a $350 million revolving multi-currency letter of credit facility, which matures on July 31, 2022.
The Company completed several financing transactions during the period ended June 30, 2020, see note 6 to the condensed consolidated financial statements.
Working capital management
The Company has established a number of programs for sales without recourse of trade accounts receivable to various financial institutions (referred to as True Sale of Receivables (“TSR”)). As of June 30, 2020, the total amount of trade accounts receivables sold amounted to $3,422 million. Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender the control, risks and benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the consolidated statements of financial position at the moment of sale.
As part of the Company’s ongoing efforts to improve its working capital position, it continually engages with its customers and suppliers with the aim of improving overall terms, including pricing, quality, just in time delivery, discounts and payment terms. Trade accounts payable have maturities from 15 to 180

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Business overview
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days depending on the type of material, the geographic area in which the purchase transaction occurs and the various contractual agreements. The Company’s average outstanding number of trade payable days amounted to 78 over the last 5 years. The ability of suppliers to provide payment terms may be dependent on their ability to obtain funding for their own working capital needs and or their ability to early discount their receivables at their own discretion. Given the nature and large diversification of its suppliers base the Company does not expect any material impact to its own liquidity position as a result of suppliers not having access to liquidity. As of June 30, 2020, a 5 day reduction in trade payable days would result in a trade payables decrease by $560 million.
Sources and uses of cash
The following table summarizes cash flows of ArcelorMittal for the six months ended June 30, 2020 and 2019:

Summary of Cash Flows	For the six months ended June 30,
(in $ millions)	2020	2019
Net cash provided by operating activities	896	2,757
Net cash used in investing activities	(1,119)	(1,257)
Net cash (used in) provided by financing activities	1,130	(164)
Net cash provided by operating activities
For the six months ended June 30, 2020, net cash provided by operating activities decreased to $0.9 billion as compared with $2.8 billion for the six months ended June 30, 2019.
Net cash provided by operating activities for the six months ended June 30, 2020 includes a $501 million investment in "operating working capital" (driven primarily by a decrease in trade payables) which represents an outflow of $2.2 billion for trade accounts payable offset by cash inflows of $1.5 billion for inventories and $0.2 billion for trade accounts receivable.Net cash provided by operating activities for the six months ended June 30, 2019 included operating working capital investment of $200 million which represented cash outflows of $0.4 billion for trade accounts receivables and $0.2 billion for inventories offset by an inflow of $0.4 billion for trade accounts payable.
Net cash used in investing activities
Net cash used in investing activities for the six months ended June 30, 2020 was $1.1 billion as compared with net cash used in investing activities of $1.3 billion for the six months ended June 30, 2019.
Purchases of property plant and equipment and intangibles ("Capital expenditures") decreased for the six months ended June 30, 2020 to $1.3 billion as compared to $1.8 billion for the six months ended June 30, 2019.
The Company responded to the COVID-19 impact with actions taken to reduce production and is adapting its costs to the operating environment. All non-essential capital expenditures have been suspended, while the Mexico hot strip mill project, the agreed Italian projects and certain projects to reduce CO2 emissions continue.
Maintenance capital expenditures are expected to match the reduced operating rates. Consequently, 2020 capital expenditure is expected to be $2.4 billion.

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The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures (including those invested by the Company’s joint ventures) that are ongoing.

Completed projects in most recent quarters
Segment	Site	Project	Capacity / particulars	Actual completion
Europe	Sosnowiec (Poland)	Modernization of Wire Rod Mill	Upgrade rolling technology improving the mix of HAV products and increase volume by 90 thousand tonnes	Q4 2019
ACIS	ArcelorMittal Kryvyi Rih (Ukraine)	New LF&CC 3	Facilities upgrade to switch from ingot to continuous caster route. Additional billets of up to 145 thousand tonnes over ingot route through yield increase	Q2 2019
ACIS	ArcelorMittal Kryvyi Rih (Ukraine)	New LF&CC 2	Facilities upgrade to switch from ingot to continuous caster route. Additional billets of up to 145 thousand tonnes over ingot route through yield increase	Q1 2020
Ongoing projects
Segment	Site	Project	Capacity / particulars	Forecast completion
NAFTA	Mexico	New Hot strip mill	Production capacity of 2.5 million tonnes/year	2021[1]
NAFTA	ArcelorMittal Dofasco (Canada)	Hot strip mill Modernization	Replace existing three end of life coilers with two state of the art coilers and new runout tables	2021[2]
NAFTA	Burns Harbor (U.S.)	New Walking Beam Furnaces	Two new walking beam reheat furnaces bringing benefits on productivity, quality and operational cost	2021
Brazil	ArcelorMittal Vega Do Sul	Expansion project	Increase hot dipped/cold rolled coil capacity and construction of a new 700 thousand tonnes continuous annealing line ("CAL") and continuous galvanizing line ("CGL") combiline	2023[3]
Brazil	Juiz de Fora	Melt shop expansion	Increase in meltshop capacity by 0.2 million tonnes/year	On hold[4]
Brazil	Monlevade	Sinter plant, blast furnace and melt shop	Increase in liquid steel capacity by 1.2 million tonnes/year; and Sinter feed capacity of 2.3 million tonnes/year	On hold[4]
Mining	Liberia	Phase 2 expansion project	Increase production capacity to 15 million tonnes/year	Under review[5]
1.On September 28, 2017, ArcelorMittal announced a major $1 billion, investment program at its Mexican operations, which is focused on building ArcelorMittal Mexico’s downstream capabilities, sustaining the competitiveness of its mining operations and modernizing its existing asset base. The program is designed to enable ArcelorMittal Mexico to meet the anticipated increased demand requirements from domestic customers, realize in full ArcelorMittal Mexico’s production capacity of 5.3 million tonnes and significantly enhance the proportion of higher added-value products in its product mix, in-line with the Company’s Action 2020 plan. The main investment will be the construction of a new hot strip mill. Upon completion, the project will enable ArcelorMittal Mexico to produce approximately 2.5 million tonnes of flat rolled steel, long steel approximately 1.8 million tonnes and the remainder made up of semi-finished slabs. Coils from the new hot strip mill will be supplied to domestic, non-auto, general industry customers. The project commenced late in the fourth quarter of 2017 and is expected to be completed in 2021.
2.The project at ArcelorMittal Dofasco (Canada) to modernize the hot strip mill is to install two new state of the art coilers and runout tables to replace three end of life coilers. The strip cooling system will be upgraded and include innovative power cooling technology to improve product capability.The project is expected to be completed in 2021.
3.In August 2018, ArcelorMittal announced the resumption of the Vega Do Sul expansion to provide an additional 700 thousand tonnes of cold-rolled annealed and galvanized capacity to serve the growing domestic market. The approximately $0.3 billion investment program to increase rolling capacity with construction of a new continuous annealing line and CGL combiline (and the option to add an approximate 100 thousand tonnes organic coating line to serve construction and appliance segments), and upon completion, will strengthen ArcelorMittal’s position in the fast growing automotive and industry markets through Advanced High Strength Steel products. The investments will look to facilitate a wide range of products and applications whilst further optimizing current ArcelorMittal Vega facilities to maximize site capacity and its competitiveness, considering comprehensive digital and automation technology. The project is expected to be completed in 2023.
4.Although the Monlevade wire rod expansion project and Juiz de Fora rebar expansion were completed in 2015, both the melt shop expansion (in Juiz de Fora) and the sinter plant, blast furnace and meltshop (in Monlevade) projects are currently on hold and are expected to be completed upon Brazil domestic market recovery.
5.ArcelorMittal had previously announced a Phase 2 project that envisaged the construction of 15 million tonnes of concentrate sinter fines capacity and associated infrastructure. The Phase 2 project was initially delayed due to the declaration of force majeure by contractors in August 2014 due to the Ebola virus outbreak in West Africa, and then reassessed following rapid iron ore price declines over the ensuing period. ArcelorMittal Liberia has completed the detailed feasibility study and is working on the final investment submission.

In addition, the European Investment Bank provided support to accelerate ArcelorMittal’s Smart Carbon route via a €75 million loan for Steelanol and Torero demonstration projects (total expected capital expenditure of €215 million), and set to reduce 350,000 tonnes of CO2 annually in the first phase.

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Net cash provided by other investing activities for the six months ended June 30, 2020 was $132 million. Net cash provided by other investing activities mainly includes $127 million from the repayment of an outstanding short-term loan to Global Chartering Limited offset in part by the revised quarterly lease payments under the amended ArcelorMittal Italia agreement signed in March 2020 ($86 million).
Net cash provided by other investing activities in first half of 2019 of $559 million primarily included net proceeds from remedy asset sales for the ArcelorMittal Italia acquisition of $518 million and $257 million due to the Indian rupee rolling hedge strategy which protected the dollar funds needed for the Essar acquisition, offset in part by lease payments for the ArcelorMittal Italia acquisition ($102 million) and the acquisition of Münker Metallprofile GmbH in Germany ($46 million).
Net cash (used in) provided by financing activities
Net cash provided by financing activities was $1,130 million for the six months ended June 30, 2020 as compared to net cash used in financing activities of $164 million for the six months ended June 30, 2019, primarily due to the equity offering and issuance of MCNs described under Recent developments with cash proceeds net of transaction fees of $740 million and $1,237 million, respectively. These cash proceeds were offset by repayments of debt primarily related to the make whole redemption of the $659 million remaining outstanding amount of the Company's 6.250% Notes due February 25, 2022. See note 4 and 6 to the condensed consolidated financial statements for further details.
During the six months ended June 30, 2019, the Company had net inflow of debt issuances offset by repayments of $332 million, which includes $0.5 billion for new bank financing and $1.6 billion cash received from the issuance of two new bonds (€750 million 2.25% notes due 2024 and $750 million 4.55% notes due 2026) and $0.2 billion commercial paper issuance, partly offset by $1 billion repayment of amounts borrowed in connection with the purchase of the Uttam Galva and KSS Petron debts, $90 million from the share buyback program and $0.9 billion repayment of the €750 million Floating Rate Notes due 2019 at maturity.
Outflows from lease principal payments and other financing activities (net) were $118 million for the six months ended June 30, 2020 as compared to $156 million in the six months ended June 30, 2019.
Dividends paid to non-controlling shareholders in subsidiaries were $110 million mainly paid to non-controlling shareholders of ArcelorMittal Mines and Infrastructure Canada for the six months ended June 30, 2020, and $203 million and $47 million for ArcelorMittal shareholders and non-controlling shareholders in subsidiaries, respectively, for the six months ended June 30, 2019.
Earnings distribution
Against the backdrop of significant cost saving measures being taken across the business, the Board of Directors determined it both appropriate and prudent to suspend dividend payments until such a time as the operating environment normalizes.
Equity
Equity attributable to the equity holders of the parent decreased to $35.8 billion at June 30, 2020, compared with $38.5 billion at December 31, 2019, primarily due to the net loss attributable to the equity holders of the parent of $1.7 billion and foreign exchange translation losses of $2.4 billion offset in part by the equity offering and MCNs issuances for $1.8 billion.
Treasury shares
ArcelorMittal held 9.7 million shares in treasury at June 30, 2020 compared to 9.8 million shares at December 31, 2019. At June 30, 2020, the number of treasury shares represented 0.88% of the total issued number of ArcelorMittal shares.
Research and development, patents and licenses
Research and development expense (included in selling, general and administrative expenses) was $144 million for the six months ended June 30, 2020 as compared to $173 million for the six months ended June 30, 2019. In addition, the Company capitalized research and development for $18 million and $15 million during the six months June 30, 2020 and 2019, respectively.
Trend information
All of the statements in this “Trend information” section are subject to and qualified by the information set forth under the “Cautionary statement regarding forward-looking statements”. See also “—Key factors affecting results of operations” above.
Outlook
The easing of lockdown measures has seen activity levels improving; nevertheless, demand remains significantly below normal and the pace and profile of recovery is uncertain. The Company continues to adapt production levels to market demand, and maintains the flexibility to quickly restart hot idled capacity, on a region by region basis, as demand improves.
The Company continues to focus on cost reduction initiatives to protect profitability as it navigates the evolving demand backdrop. Moving forward, as economic activity recovers the Company will respond by increasing production, leading to the return of some fixed cost. This is expected to be in line with higher volumes, and therefore fixed costs per-tonne are not expected to increase.

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Recent developments

At the same time, the experience of the last 4-5 months has, through necessity, forced the business to operate differently. It has shown that it is possible to operate with a leaner cost structure. The Company is now using this experience to identify and develop its options for further structural cost improvements, to appropriately position the fixed cost base for the post-COVID-19 pandemic operating environment. More details will be announced with full year 2020 results.
As previously guided, the Company expects certain cash needs of the business (consisting of capital expenditures, cash paid for interest and other cash payments for taxes, pensions and other and excluding for these purposes operating working capital) to total $3.5 billion in 2020 and remains focused on achieving its $1 billion operating working capital efficiency target for 2020. Ultimately, the extent of the working capital release in 2020 will be determined by the volume and price environment in the final quarter of the year.
Certain cash needs of the business for the first half of 2020 were $1.5 billion ($1.3 billion capital expenditures, $0.3 billion interest and $0.3 billion income tax, offset by $0.4 billion of certain refunds mainly related to tax). As a result, the Company expects an increase of this amount in the second half of 2020 with certain cash needs of the business expected to be $2.0 billion ($1.2 billion capital expenditures, $0.3 billion interest and other cash payments for taxes, pensions and other of $0.5 billion).

Despite the challenges caused by COVID-19, the Company’s $2 billion asset portfolio optimization program continues to progress. Given that suitable and viable buyers have expressed serious interest in certain assets, the Company remains confident in completing the program by mid-2021.
The recent share offering and MCNs issuance has reinforced the strength of ArcelorMittal’s balance sheet and accelerated the achievement of its net debt target; a strong balance sheet allows the Company to execute its strategy without limitations and positions it favorably to benefit from the demand recovery as it occurs.
Upon attainment of its $7 billion net debt target the Company expects to return a proportion of cash flow from operations less capital expenditures annually with the resumption of the base dividends once the operating environment normalizes.
Off-balance sheet arrangements
As of June 30, 2020, the Company had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Recent developments
During the first half of 2020, ArcelorMittal completed several financing transactions. Please refer to the "Business overview - Liquidity and capital resources" and "Business overview - Financings" of this report for a summary of these transactions.
•On March 4, 2020, ArcelorMittal announced that AM InvestCo Italy S.p.A ("AM InvestCo") had executed an amendment (the “Amendment Agreement”) to the original lease agreement with the Ilva Commissioners with a conditional obligation to purchase the former Ilva business units. The Amendment Agreement outlines the terms for a significant equity investment by Italian state-sponsored entities, thereby forming the basis for an important new partnership between AM InvestCo and the Italian government. The investment agreement must be executed by November 30, 2020. The equity investment will be for a percentage of the AM InvestCo equity to be determined by third party valuation and in an amount at least equal to AM InvestCo’s remaining liabilities against the original purchase price. The Amendment Agreement also provides for a 50% reduction in the quarterly rental payments payable by AM InvestCo. The Italian government has recently designated Invitalia to negotiate with AM InvestCo. In the event that the investment agreement is not executed by November 30, 2020, AM InvestCo has a right to withdraw, subject to the payment of €500 million (€350 million being payable by December 31, 2020 as a condition for the withdrawal to become effective and the remainder potentially subject to certain settlement, or offsetting, mechanisms).
The Amendment Agreement is structured around a new industrial plan for the former Ilva business units, which involves investment in lower-carbon steelmaking technologies. The core of the new industrial plan is the construction of a direct reduced iron (DRI) facility to be funded and operated by third party investors and an electric arc furnace (EAF) to be constructed. The new industrial plan contemplates reaching 8 million tonnes in total capacity by 2025 (as opposed to 2024 under the original industrial plan). The new industrial plan includes total outstanding industrial capital expenditures of €1.6 billion and approximately €800 million of environmental capital expenditures (of which €352 million is being funded by Ilva and €464 million is being funded by AM InvestCo).
Simultaneously, AM InvestCo and the Ilva Commissioners entered into a separate settlement agreement whereby AM InvestCo agreed to revoke its notice to withdraw from the original Ilva Agreement and the Ilva Commissioners agreed to withdraw their request for an injunction, which was scheduled to be heard in the Civil Court of Milan on March 6, 2020.

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The Amendment Agreement brought forward the date for the completion of all conditions precedent and closing of the obligation to purchase from August 2023 to May 2022 and modified the conditions precedent, which now include, in particular, the closing of the investment agreement, the amendment of the existing environmental plan to account for changes in the new industrial plan, the lifting of all criminal seizures on the Taranto plant, the absence of restrictive measures, in the context of criminal proceedings where Ilva is a defendant, being imposed against AM InvestCo and a new agreement with trade unions.
•On May 14, 2020 and May 18, 2020, respectively, the Company completed an offering of common shares, without nominal value and mandatorily convertible subordinated notes ("MCNs"). The aggregate gross proceeds from the offerings were $2.0 billion (before deduction of commissions). The share offering was for an aggregate amount of $750 million, representing 80.9 million common shares at an offering price of $9.27 (€8.57 at a EUR/USD conversion rate of 1.0816) per share. The MCNs offering was for an aggregate principal amount of $1.25 billion, issued at 100% of the principal amount and have a maturity of 3 years. The MCNs are mandatorily converted into common shares of the Company upon maturity (unless earlier converted at the option of the holders or ArcelorMittal or upon certain specified events). The MCNs will pay a coupon of 5.50% per annum, payable quarterly in arrears. The minimum conversion price of the MCNs is equal to $9.27, corresponding to the offering price of the shares, and the maximum conversion price is 117.5% of the minimum conversion price (corresponding to $10.89). See note 4 to the condensed consolidated financial statements for further information. A Mittal family trust participated in the offerings by purchasing $100 million of MCNs and $100 million of shares.
•On May 18, 2020, ArcelorMittal announced that a 5.11% shareholding notification by BlackRock Inc. was available in the Luxembourg Stock Exchange’s electronic database OAM on www.bourse.lu and on the Company’s website corporate.arcelormittal.com under ‘Investors - Corporate Governance - Shareholding structure’. The notification was published in reference to the Luxembourg law and the Grand Ducal regulation of January 11, 2008, on transparency requirements for issuers of securities (‘Transparency Law’) in view of a shareholding notification going above the 5% voting rights threshold.
•On June 22, 2020, ArcelorMittal received a 5.99% (on June 16, 2020) and 4.66% (on June 17, 2020) shareholding notification by Société Générale SA was available in the Luxembourg Stock Exchange’s OAM electronic database on www.bourse.lu and on the Company’s website
corporate.arcelormittal.com under “Investors - Corporate Governance - Shareholding structure”. The notification was published in reference to the Luxembourg law and the Grand Ducal regulation of January 11, 2008, on transparency requirements for issuers of securities (‘Transparency Law’) in view of a shareholding notification going above the 5% voting rights threshold.
•On July 16, 2020, ArcelorMittal South Africa provided a trading update to the market indicating that following an already demanding 2019, the first half of 2020 proved to be an incredibly difficult and extraordinary period driven by the COVID-19 pandemic. In addition to substantial and sustainable cost improvements implemented to date, extraordinary cash management and cost control measures were implemented to ensure sufficient liquidity in response to disrupted and seized supply chains due to the pandemic. While the lockdowns in South Africa were initially announced on March 27, 2020, and partially eased May 1, 2020, a return to unrestricted operations was only allowed starting in early June, and demand still remains weak. Although the economic lockdown and its consequences overpoweringly defined the first half of the year, and specifically the second quarter, the first quarter was impacted by (i) weaker than anticipated demand as the news regarding the spread of the COVID-19 virus and the anticipated (and now realized) sovereign downgrades depressed business sentiment; and (ii) significant production interruptions due to electricity load shedding, and raw material train cancellations and delays due to a major increase in cable theft. The consequential stopping and restarting impacts of these events are beginning to materially impact the reliability of plant and equipment, and diluting the improved underlying performance of the business. ArcelorMittal South Africa remains focused on ensuring a sustainable future and having reassessed its strategic asset footprint for 2020, it decided to idle blast furnace C at Vanderbijlpark, and the Vereeniging electric arc furnace until demand recovers. ArcelorMittal South Africa anticipates that it will take some time for steel demand to return to historical levels, and taking cognizance of the asset footprint review, a large scale labor re-organization in terms of Section 189(3) of the Labor Relations Act 66 of 1995, was announced on June 18, 2020. The business is firmly committed to expeditiously securing significant cost savings although it remains open to finding a flexible solution to do so, being very cognizant of the dire unemployment situation the country faces.
Legal proceedings
ArcelorMittal is currently and may in the future be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitration proceedings are recorded in

30	Interim Management Report
Corporate Governance

accordance with the principles described in note 1 to the condensed consolidated financial statements included in this report. Please refer to note 12 to the condensed consolidated financial statements included in this report for an update of the legal proceedings as included in note 9.3 to the consolidated financial statements in the Company’s 2019 Annual Report.
Corporate governance
Please refer to the “Corporate Governance” section of the Company’s 2019 Annual Report for a complete overview of the Company’s corporate governance practices. The purpose of this section is solely to describe the events and changes affecting the corporate governance of the Company between December 31, 2019 and June 30, 2020.
Annual general meeting of shareholders held on June 13, 2020
On June 13, 2020, the annual general meeting of shareholders approved all resolutions by a strong majority.

Dividend
Against the backdrop of significant cost saving measures being taken across the business, the Board of Directors determined it both appropriate and prudent to suspend dividend payments until such a time as the operating environment normalizes.
Equity-based compensation
The June 2020 annual general meeting of shareholders authorized the Board of Directors to take certain actions in relation to equity-based compensation, in particular to allocate up to 4.25 million of the Company’s fully paid-up ordinary shares (the “2020 Cap”) and to adopt any rules or measures to implement the CEO Office Performance Share Unit Plan (the “CEO Office PSU Plan”) and other grants below the level of the CEO Office that the Board of Directors may at its discretion consider appropriate. Such authorization is valid until the annual general meeting of shareholders to be held in 2021.
The Chairman and Chief Executive Officer (“CEO”) and the President and Chief Financial Officer (“CFO”) of the Company (jointly, the “CEO Office”) will be eligible for PSU grants under the CEO Office PSU Plan. The CEO Office PSU Plan is designed to enhance the long-term performance of the Company and align the members of the CEO Office to the Company’s objectives. The CEO Office PSU Plan complements ArcelorMittal’s existing program of annual performance-related bonuses which is the Company’s reward system for short-term performance and achievements. The main objective of the CEO Office PSU Plan is to be an effective performance-enhancing scheme based on the achievement of ArcelorMittal’s strategy aimed at creating measurable long-term shareholder value.
The Appointments, Remuneration and Corporate Governance and Sustainability Committee, which is comprised of three independent directors, reviews the allocation of PSUs to the CEO Office, determines the criteria for granting PSUs, monitors the vesting criteria and makes a recommendation to the Board of Directors.
Please refer to the 2019 Annual Report for an explanatory presentation, including a description of the performance targets applicable to each PSU grant.
Board of Directors
Mr. Lakshmi N. Mittal, Mr. Bruno Lafont and Mr. Michel Wurth were re-elected and Mr. Aditya Mittal and Mr. Etienne Schneider were elected as directors at the June 13, 2020 annual general meeting of shareholders, each of them for a three-year term that will automatically expire at the annual general meeting of shareholders to be held in 2023.
The Board of Directors is composed of ten directors, of whom eight are non-executive directors and six are independent directors. The ten directors are Mr. Lakshmi N. Mittal, Mrs. Vanisha Mittal Bhatia, Mr. Aditya Mittal, Mr. Bruno Lafont, Mr. Etienne Schneider, Mr. Tye Burt, Mrs. Suzanne Nimocks, Mr. Michel Wurth, Mrs. Karyn Ovelmen and Mr. Karel De Gucht. The four non independent directors are Mr. Lakshmi N. Mittal, Mrs. Vanisha Mittal Bhatia, Mr. Aditya Mittal and Mr. Michel Wurth. The Board of Directors includes two executive directors: Mr. Lakshmi N. Mittal, the CEO of the Company, and Mr. Aditya Mittal, the CFO of the Company. None of the members of the Board of Directors, including the executive directors, have entered into service contracts with the Company or any of its subsidiaries that provide for benefits upon the termination of their mandate. For additional information on the functioning of the Board of Directors and the composition of its committees, please refer to the 2019 Annual Report on Form 20-F of the Company available on www.arcelormittal.com.
Directors' fees
At the June 13, 2020 annual general meeting of shareholders, the shareholders approved the annual remuneration for the Board of Directors for the 2019 financial year at €1,383,480 ($1,554,201), based on the following annual fees:
–Basic director's remuneration: €151,956 ($170,707);
–Lead Independent Director's remuneration: €214,326 ($240,774);
–Additional remuneration for the Chair of the Audit Committee: €29,484 ($33,122);
–Additional remuneration for the other Audit Committee members: €18,144 ($20,383);

Interim Management Report	31
Corporate governance
continued
–Additional remuneration for the Chairs of the other committees: €17,010 ($19,109);
–Additional remuneration for the members of the other committees: €11,340 ($12,739).
Share buyback
The share buyback authorization approved by the annual general meeting of shareholders in May 2015 was cancelled by a resolution of the general meeting of shareholders on June 13, 2020. The share buyback authorization approved by the annual general meeting of shareholders on June 13, 2020 will remain valid for a five-year period, i.e., until May 2025, or until the date of its renewal by a resolution of the general meeting of shareholders if such renewal date is prior to the expiration of the five-year period.
The maximum number of shares that may be held or acquired is the maximum allowed by the Luxembourg law of August 10, 1915 on commercial companies, as amended (the “Law”), in such manner that the accounting par value of the Company’s shares held by the Company do not in any event exceed 10% of the Company’s issued share capital.
The maximum number of own shares that the Company may hold at any time directly or indirectly may not have the effect of reducing its net assets ("actif net") below the amount mentioned in paragraphs 1 and 2 of Article 461-2 (formerly 72-1) of the Law.
The purchase price per share to be paid shall not exceed 110% of the average of the final listing prices of the 30 trading days preceding the three trading days prior to each date of repurchase, and shall not be less than one euro cent. The final listing prices are those on the Euronext markets where the Company is listed or the Luxembourg Stock Exchange, depending on the market in which the purchase are made.
For off-market transactions, the maximum purchase price shall be 110% of the reference price on the Euronext markets where the Company is listed. The reference price will be deemed to be the average of the final listing prices per share on these markets during thirty (30) consecutive days on which these markets are open for trading preceding the three trading days prior to the date of purchase. In the event of a share capital increase by incorporation of reserves or issue premiums and the free allotment of shares, as well as in the event of the division or regrouping of the shares, the purchase price indicated above shall be adjusted by a multiplying coefficient equal to the ratio between the number of shares comprising the issued share capital prior to the transaction and such number following the transaction.
All powers were granted to the Board of Directors, with the power to delegate, to effectuate the implementation of this authorization.
Extraordinary general meeting of shareholders held on June 13, 2020
The extraordinary general meeting of shareholders held on June 13, 2020 approved an increase of the authorized share capital of the Company to $485 million, represented by 1.4 billion ordinary shares without nominal value, and to change of the Articles of Association accordingly. The proposal to increase the authorized share capital was based on the need to deliver the necessary ordinary shares upon conversion of the MCNs and to have adequate flexibility going forward following the share offering (see Recent Developments above).
In addition, the extraordinary meeting of shareholders authorized the Board of Directors, during a period of five years from the date of the meeting, i) to issue additional ordinary shares in the Company within the limit of the authorized share capital; and ii) to limit or cancel the preferential subscription rights of existing shareholders in the event of any increase in the issued share capital up to and including the authorized share capital.

32 Interim Management Report
Cautionary statement regarding forward-looking statements
Cautionary statement regarding forward-looking statements
This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg financial and stock market regulator (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

BURGER KING
SATURN
Flensburg
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ArcelorMittal

Condensed Consolidated Financial Statements

as of and for the six months ended June 30, 2020

Interim Financial Statements	35
Condensed consolidated statements of financial position
(in millions of U.S. dollars)
(unaudited)

	June 30, 2020	December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	5,630	4,867
Restricted cash	72	128
Trade accounts receivable and other (including 202 and 298 from related parties at June 30, 2020 and December 31, 2019, respectively)	3,048	3,569
Inventories (note 2)	14,269	17,296
Prepaid expenses and other current assets	2,199	2,756
Total current assets	25,218	28,616

Non-current assets:
Goodwill and intangible assets	4,944	5,432
Property, plant and equipment and biological assets (note 3)	33,766	36,231
Investments in associates and joint ventures	6,321	6,529
Other investments	670	772
Deferred tax assets	8,674	8,680
Other assets	1,708	1,648
Total non-current assets	56,083	59,292
Total assets	81,301	87,908

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (note 6)	3,134	2,869
Trade accounts payable and other (including 282 and 251 to related parties at June 30, 2020 and December 31, 2019, respectively)	10,019	12,614
Short-term provisions (note 8)	982	516
Accrued expenses and other liabilities	4,820	4,910
Income tax liabilities	377	378
Total current liabilities	19,332	21,287

Non-current liabilities:
Long-term debt, net of current portion (note 6)	10,414	11,471
Deferred tax liabilities	2,039	2,331
Deferred employee benefits	7,253	7,343
Long-term provisions (note 8)	1,978	2,475
Other long-term obligations	2,687	2,518
Total non-current liabilities	24,371	26,138
Total liabilities	43,703	47,425

Commitments and contingencies (note 11 and note 12)

Equity (note 4):
Equity attributable to the equity holders of the parent	35,774	38,521
Non-controlling interests	1,824	1,962
Total equity	37,598	40,483
Total liabilities and equity	81,301	87,908
The accompanying notes are an integral part of these condensed consolidated financial statements.

36	Interim Financial Statements
Condensed consolidated statements of operations
(in millions of U.S. dollars, except share and per share data)
(unaudited)

	Six months ended June 30,
	2020	2019
Sales (including 2,384 and 4,096 of sales to related parties for the six months ended, June 30, 2020 and June 30, 2019, respectively)	25,820	38,467
Cost of sales (including depreciation and impairment of 1,602 and 2,596 and purchases from related parties of 571 and 578 for the six months ended June 30, 2020 and June 30, 2019, respectively)	25,459	36,664
Gross margin	361	1,803
Selling, general and administrative expenses	967	1,192
Operating (loss) / income	(606)	611
Income from investments in associates, joint ventures and other investments	127	302
Financing costs - net (note 6 and note 7)	(642)	(719)
(Loss) Income before taxes	(1,121)	194
Income tax expense (note 5)	(524)	(149)
Net (loss) income (including non-controlling interests)	(1,645)	45

Net (loss) income attributable to:
Equity holders of the parent	(1,679)	(33)
Non-controlling interests	34	78
Net (loss) income (including non-controlling interests)	(1,645)	45

(Loss) earnings per common share (in U.S. dollars) (see note 4):
Basic	(1.57)	(0.03)
Diluted	(1.57)	(0.03)

Weighted average common shares outstanding (in millions) (see note 4):
Basic	1,066	1,013
Diluted	1,066	1,013
The accompanying notes are an integral part of these condensed consolidated financial statements.

Interim Financial Statements	37
Condensed consolidated statements of other comprehensive income
(in millions of U.S. dollars)
(unaudited)

	Six months ended June 30,
	2020		2019
Net (loss) income (including non-controlling interests)		(1,645)		45

Items that can be recycled to the condensed consolidated statements of operations
Derivative financial instruments:
(Loss) gain arising during the period	(26)		249
Reclassification adjustments for gain included in the condensed consolidated statements of operations	(354)		(214)
	(380)		35
Exchange differences arising on translation of foreign operations:
(Loss) gain arising during the period	(2,420)		396
Reclassification adjustments for gain included in the condensed consolidated statements of operations	—		(72)
	(2,420)		324

Share of other comprehensive (loss) income related to associates and joint ventures:
Loss arising during the period	(393)		(16)
Reclassification adjustments for loss included in the condensed consolidated statements of operations	—		—
	(393)		(16)

Income tax benefit (expense) related to components of other comprehensive income that can be recycled to the condensed consolidated statements of operations	354		(44)

Items that cannot be recycled to the condensed consolidated statements of operations
Investments in equity instruments at FVOCI:
(Loss) gain arising during the period	(98)		17
Share of other comprehensive (loss) income related to associates and joint ventures	(3)		1
	(101)		18
Total other comprehensive (loss) income	(2,940)		317
Total other comprehensive (loss) income attributable to:
Equity holders of the parent	(2,857)		284
Non-controlling interests	(83)		33
		(2,940)		317
Total comprehensive (loss) income		(4,585)		362
Total comprehensive (loss) income attributable to:
Equity holders of the parent		(4,536)		251
Non-controlling interests		(49)		111
Total comprehensive (loss) income		(4,585)		362
The accompanying notes are an integral part of these condensed consolidated financial statements.

38	Interim Financial Statements
Condensed consolidated statements of changes in equity
(in millions of U.S. dollars, except share data)
(unaudited)

							Reserves
							Items that can be recycled to the condensed consolidated statements of operations		Items that cannot be recycled to the condensed consolidated statements of operations
	Shares [1,2]	Share capital	Treasury shares	Mandatorily convertible notes	Additional paid-in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on derivative financial instruments	Unrealized gains (losses) on investments in equity instruments at FVOCI	Recognized actuarial losses	Equity attributable to the equity holders of the parent	Non-controlling interests	Total Equity
Balance at December 31, 2018	1,014	364	(569)	—	34,894	25,611	(16,116)	639	212	(2,949)	42,086	2,022	44,108
Net income (including non-controlling interests)	—	—	—	—	—	(33)	—	—	—	—	(33)	78	45
Other comprehensive income (loss)	—	—	—	—	—	—	290	(7)	1	—	284	33	317
Total comprehensive income (loss)	—	—	—	—	—	(33)	290	(7)	1	—	251	111	362
Recognition of share-based payments	2	—	54	—	(65)	—	—	—	—	—	(11)	—	(11)
Dividend	—	—	—	—	—	(203)	—	—	—	—	(203)	(55)	(258)
Share buyback	(4)	—	(90)	—	—	—	—	—	—	—	(90)	—	(90)
Balance at June 30, 2019	1,012	364	(605)	—	34,829	25,375	(15,826)	632	213	(2,949)	42,033	2,078	44,111

Balance at December 31, 2019	1,012	364	(602)	—	34,826	22,883	(16,125)	235	180	(3,240)	38,521	1,962	40,483
Net (loss) income (including non-controlling interests)	—	—	—	—	—	(1,679)	—	—	—	—	(1,679)	34	(1,645)
Other comprehensive (loss) income	—	—	—	—	—	—	(2,399)	(341)	(117)	—	(2,857)	(83)	(2,940)
Total comprehensive (loss) income	—	—	—		—	(1,679)	(2,399)	(341)	(117)	—	(4,536)	(49)	(4,585)
Offering of common shares (see note 4)	81	29	—	—	711	—	—	—	—	—	740	—	740
Mandatorily convertible notes (see note 4)	—	—	—	1,047	—	—	—	—	—	—	1,047	—	1,047
Recognition of share-based payments	—	—	2	—	2	(2)	—	—	—	—	2	—	2
Dividend	—	—	—	—	—	—	—	—	—	—	—	(89)	(89)
Balance at June 30, 2020	1,093	393	(600)	1,047	35,539	21,202	(18,524)	(106)	63	(3,240)	35,774	1,824	37,598
1.Excludes treasury shares
2.In millions of shares

The accompanying notes are an integral part of these condensed consolidated financial statements.

Interim Financial Statements	39
Condensed consolidated statements of cash flows
(in millions of U.S. dollars)
(unaudited)

	Six months ended June 30,
	2020	2019
Operating activities:
Net (loss) income (including non-controlling interests)	(1,645)	45

Adjustments to reconcile net (loss) income to net cash provided by operations:
Depreciation	1,510	1,499
Impairment (note 3)	92	1,097
Interest expense	261	361
Interest income	(34)	(46)
Income tax expense (note 5)	524	149
Income from associates, joint ventures and other investments	(127)	(302)
Provisions on pension and OPEB	212	224
Net gain on disposal of subsidiaries	—	(72)
Change in fair value adjustment on call option on Mandatory Convertible Bonds (note 7)	117	61
Foreign exchange effects, write-downs of inventories to net realizable value, provisions and other non-cash operating expenses (net)	681	589

Changes in assets and liabilities that provided (required) cash:
Interest paid	(329)	(384)
Interest received	35	44
Cash contributions to plan assets and benefits paid for pensions and OPEB	(147)	(171)
VAT and other amounts recoverable from public authorities	536	313
Dividends received from associates, joint ventures and other investments	35	176
Income tax paid	(197)	(311)
Working capital, provision movements and other liabilities	(628)	(515)
Net cash provided by operating activities	896	2,757

Investing activities:
Purchase of property, plant and equipment and intangibles	(1,251)	(1,816)
Acquisitions of net assets of subsidiaries, net of cash acquired of nil and 3 for the six months ended June 30, 2020 and June 30, 2019 respectively	—	(46)
Lease installments and capital expenditure refund relating to ArcelorMittal Italia acquisition	(86)	(163)
Disposal of net assets of subsidiaries, net of cash (disposed) of nil and 34 for the six months ended June 30, 2020 and June 30, 2019 respectively	—	518
Proceeds from roll over of derivative hedging the proposed acquisition of ESIL	—	257
Proceeds from repayment of an outstanding short-term loan to Global Chartering Limited (note 7)	127	—
Other investing activities (net)	91	(7)
Net cash used in investing activities	(1,119)	(1,257)

Financing activities:
Proceeds from short-term and long-term debt	399	2,438
Payments of short-term and long-term debt	(1,018)	(2,106)
Share buyback	—	(90)
Equity offering (note 4)	740	—
Proceeds from mandatorily convertible subordinated notes (note 4)	1,237	—
Dividends paid	(110)	(250)
Payment of principal portion of lease liabilities and other financing activities	(118)	(156)
Net cash provided by (used in) financing activities	1,130	(164)
Net increase in cash and cash equivalents	907	1,336
Effect of exchange rate changes on cash	(144)	2
Cash and cash equivalents:
At the beginning of the period	4,867	2,172
Reclassification of the period-end cash and cash equivalents from assets held for sale	—	10
At the end of the period	5,630	3,520
The accompanying notes are an integral part of these condensed consolidated financial statements.

40	Interim Financial Statements
Notes to the condensed consolidated financial statements for the six months ended June 30, 2020
(in millions of U.S. dollars, except share and per share data)
(unaudited)

NOTE 1 – BASIS OF PRESENTATION AND ACCOUNTING POLICIES
Preparation of the condensed consolidated financial statements
The condensed consolidated financial statements of ArcelorMittal and its Subsidiaries (“ArcelorMittal” or the “Company”) as of June 30, 2020 and for the six months then ended (the “Interim Financial Statements”) have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. They should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s Annual Report for the year ended December 31, 2019, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Interim Financial Statements are unaudited and were authorized for issuance on July 31, 2020 by the Company’s Board of Directors.
Significant accounting policies
The Interim Financial Statements have been prepared on a historical cost basis, except for investments in equity instruments and trade receivables at fair value through other comprehensive income ("FVOCI"), financial assets at fair value through profit or loss ("FVTPL"), derivative financial instruments and biological assets, which are measured at fair value less cost to sell, inventories, which are measured at the lower of net realizable value or cost and the financial statements of the Company’s Venezuelan and Argentinian operations, for which hyperinflationary accounting is applied. Unless specifically described hereafter, the accounting policies used to prepare the Interim Financial Statements are the policies described in the consolidated financial statements for the year ended December 31, 2019.
On January 1, 2020, the Company adopted the following amendments which did not have a material impact on the condensed consolidated financial statements of the Company:
•Revised "Conceptual Framework for Financial Reporting" published by the IASB on March 29, 2018, which includes revised definitions of an asset and a liability as well as new guidance on measurement and derecognition, presentation and disclosure and must be applied retrospectively unless retrospective application would be impracticable or involve undue cost or effort.
•Amendments to IFRS 3 "Business Combinations" issued by the IASB on October 22, 2018, which include the definition of a business aimed at resolving the difficulties that arise when an entity determines whether it has acquired a business or a group of assets.
•Amendments to IAS 1 "Presentation of Financial Statements" and IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors" issued by the IASB on October 31, 2018 to clarify the definition of ‘material’ and to align the definition used in the Conceptual Framework and the standards themselves.
•Interest Rate Benchmark Reform, amendments to IFRS 9, IAS 39 and IFRS 7 published by the IASB on September 26, 2019. These amendments provide relief from the specific hedge accounting requirements and must be applied retrospectively, so that entities would apply those hedge accounting requirements (highly probable forecast transaction and prospective effectiveness test under IFRS 9 which is applied by the Company) assuming that the interest rate benchmark is not altered as a result of the interest rate benchmark reform.
On June 1, 2020, the Company adopted the amendment to IFRS 16 Leases issued by the IASB on May 28, 2020 addressing COVID-19 related rent concessions. The amendment allows entities to elect, as a practical expedient and if certain criteria are met, not to assess whether a rent concession is a lease modification, therefore recognizing the change in lease expense immediately in the statement of profit or loss. ArcelorMittal elected to apply the practical expedient and applied it retrospectively in accordance with IAS 8, without any restatement of prior period figures. The amendment did not have a material impact on the condensed consolidated financial statements of the Company.
Use of judgment and estimates
The preparation of condensed consolidated financial statements in conformity with IFRS recognition and measurement principles requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances or obtaining new information or more experience may result in revised estimates, and actual results could differ from those estimates.

Interim Financial Statements	41
Notes to the condensed consolidated financial statements for the six months ended June 30, 2020
(in millions of U.S. dollars, except share and per share data)
(unaudited)
NOTE 2 – INVENTORIES
Inventory, net of the allowance for slow-moving inventory, excess of cost over net realizable value and obsolescence as of June 30, 2020 and December 31, 2019, is comprised of the following:

	June 30, 2020	December 31, 2019
Finished products	4,945	5,821
Production in process	3,402	4,165
Raw materials	3,867	5,101
Manufacturing supplies, spare parts and other [1]	2,055	2,209
Total	14,269	17,296
1.Manufacturing supplies, spare parts and other consist of spare parts of 1.5 billion and manufacturing and other of 0.5 billion as of June 30, 2020. Manufacturing supplies, spare parts and other consist of spare parts of 1.6 billion and manufacturing and other of 0.6 billion as of December 31, 2019.

The amount of write-downs of inventories to net realizable value and slow moving items recognized as an expense of 723 and 378 during the six months ended June 30, 2020 and 2019, respectively.
NOTE 3 – PROPERTY, PLANT AND EQUIPMENT AND GOODWILL
During the six months ended June 30, 2020, the Company recorded an impairment charge for property, plant and equipment of 92 in relation to the permanent closure of the coke plant in Florange (France).
The Company considered the current and expected future economic and market conditions surrounding the COVID-19 pandemic and its impact on each of the cash-generating units ("CGUs") and group of cash-generating units ("GCGUs"), concluding there was an impairment indicator in the first half of 2020 for certain CGUs where the recoverable amounts were not significantly higher than their carrying amounts in the last value-in-use impairment test. Accordingly, the Company updated the value-in-use for such CGUs in NAFTA, Europe, Brazil and ACIS with their revised future cash flow projections, reflecting the latest forecasts available for the third and fourth quarters of 2020 and maintaining the future cash flows beyond 2020 largely unchanged from the 2019 value-in-use impairment test. The Company concluded that no additional impairment charges were required as of June 30, 2020.
The assumptions used in the evaluation for impairment are inherently uncertain in the context of the COVID-19 pandemic and require management judgment. Although the Company believes the assumptions and estimates used in its impairment analysis are reasonable and represent management's best estimate, different assumptions and estimates could materially impact the analysis and conclusions for those CGUs. If certain assumptions, such as shipments and steel selling prices decrease below what the Company is currently projecting, especially for cash flows beyond 2020, the Company's estimated cash flows may decrease and, consequently, its estimates for the recoverable amounts which could lead to impairment charges for the related CGUs.
Furthermore, the Company’s policy is to mandatorily test goodwill for impairment annually, as of October 1 or whenever changes in circumstances indicate that its carrying amount may not be recoverable. As of June 30, 2020, no impairment indicators on goodwill have been identified.
In the six months ended June 30, 2019, the Company recognized an impairment charge for property, plant and equipment of 600 relating to ArcelorMittal USA in the NAFTA reportable segment as a result of a downward revision of cash flow projections. The pre-tax discount rate was 13.98% and the remaining carrying value of the property, plant and equipment was 3,213 as of June 30, 2019.
NOTE 4 – EQUITY AND NON-CONTROLLING INTERESTS
On May 14, 2020 and May 18, 2020, the Company completed an offering of common shares, without nominal value for 750 at a price of $9.27 per share and mandatorily convertible subordinated notes (“MCNs”) for 1,250, respectively. The MCNs have a three year maturity, were issued at 100% of the principal amount and will be mandatorily converted into common shares of the Company upon maturity unless converted earlier at the option of the holders or ArcelorMittal during the conversion period or upon occurrence of certain defined events.
In all cases, ArcelorMittal may exercise its right to convert early, taking precedent over the other options. In case of an early conversion, ArcelorMittal must deliver shares at the “Maximum Conversion Ratio.” The mandatorily convertible notes pay a coupon of 5.50% per annum, payable quarterly in arrears. The minimum conversion price of the mandatorily convertible notes is equal to $9.27, corresponding to the offering price of the shares as described above, and the maximum conversion price

42	Interim Financial Statements
Notes to the condensed consolidated financial statements for the six months ended June 30, 2020
(in millions of U.S. dollars, except share and per share data)
(unaudited)
is 117.5% of the minimum conversion price or $10.89. ArcelorMittal intends to use the net proceeds from the offerings for general corporate purposes, to deleverage and to enhance liquidity, thereby building additional resilience going forward in what remains an uncertain environment.
A Mittal family trust participated in the offerings by contributing an aggregate amount of 200, including 100 for the MCNs and 100 for the shares.
Under the terms of the offerings, there is a 180-day lock-up period for the Company on issuances or sales of shares and securities exchangeable for or convertible into shares, subject to customary exceptions.
The Company determined that the MCNs are a hybrid instrument including an equity component and a debt component. The Company assessed whether there is actual economic or other business reasons that it would exercise its option to convert prior to maturity, whether the MCNs would have been priced differently if the early settlement option had not been included in the contractual terms and other factors such as the term of the instrument, the width of the range between the cap and the floor, ArcelorMittal’s share price and the volatility of the share price as important criterion in this conclusion. The early conversion right has economic substance with respect to maintaining the current credit rating if early conversion can help in preventing a rating downgrade. In this event, future savings of credit interest is expected to be more than the cost of early conversion. The debt component of 190 (net of transaction costs of 2) corresponds to the net present value of the future interest payments and is included in accrued expenses and other liabilities and other long-term obligations. The remaining amount of 1,047 (net of transaction costs of 11) is the equity instrument and is presented separately in the statements of changes in equity.
Authorized shares
On June 13, 2020, at the Extraordinary General Meeting of shareholders, the shareholders approved an increase of the authorized share capital by 74. As a result, the authorized share capital increased from 411 represented by 1,151,576,921 ordinary shares without nominal value as of December 31, 2019 to 485 represented by 1,361,418,599 ordinary shares without nominal value as of June 30, 2020.
Share capital
Following the offering of common shares described above with net proceeds of 740 (net of transaction costs of 10), on May 14, 2020, the Company issued 80,906,149 fully paid up shares. Accordingly, the aggregate number of shares issued and fully paid up and share capital increased from 1,021,903,623 as of December 31, 2019 to 1,102,809,772 as of June 30, 2020
Share capital increased from 364 as of December 31, 2019 to 393 as of June 30, 2020, respectively.
Dividends
On June 13, 2020, at the annual general meeting of shareholders, the Board of Directors determined due to impact of the COVID-19 pandemic that it was both appropriate and prudent to suspend dividend payments until such a time as the operating environment normalizes.
Treasury shares
ArcelorMittal held 9.7 million and 9.8 million treasury shares as of June 30, 2020 and December 31, 2019, respectively.
NOTE 5 – INCOME TAX
The tax expense for the period is based on an estimated annual effective rate, which requires management to make its best estimate of annual pre-tax income for the year. During the year, management regularly updates its estimates based on changes in various factors such as geographical mix of operating profit, prices, shipments, product mix, plant operating performance and cost estimates, including labor, raw materials, energy and pension and other post retirement benefits.
The income tax expense was 524 and 149 for the six months ended June 30, 2020 and 2019, respectively. The income tax expense for the six months ended June 30, 2020 was driven by the results in certain jurisdictions where the Company remained profitable during the first half of 2020 and reclassification of deferred taxes from other comprehensive income.
The tax expense of 149 for the six months ended June 30, 2019 included a tax benefit of 387 resulting from higher future taxable income projections in Luxembourg in connection with interest income from lending activities to subsidiaries, offset in part by a 340 tax expense resulting from the reduction of the Luxembourg tax rate.

Interim Financial Statements	43
Notes to the condensed consolidated financial statements for the six months ended June 30, 2020
(in millions of U.S. dollars, except share and per share data)
(unaudited)
NOTE 6 – SHORT-TERM AND LONG-TERM DEBT
Short-term debt, including the current portion of long-term debt, consisted of the following:

	June 30, 2020	December 31, 2019
Short-term bank loans and other credit facilities including commercial paper[1]	1,742	1,838
Current portion of long-term debt	1,167	770
Lease obligations	225	261
Total	3,134	2,869

1.The weighted average interest rate on short-term borrowings outstanding was 1.6% and 1.1% as of June 30, 2020 and December 31, 2019, respectively.

Short-term bank loans and other credit facilities include short-term loans, overdrafts and commercial paper.
On May 5, 2020, ArcelorMittal signed an agreement for a 0.7 billion and €2.1 billion term facility (the “Term Facility”). This Term Facility matures in one year on May 5, 2021. The Term Facility may be used for general corporate purposes. The Term Facility includes a mandatory prepayment and cancellation clause for proceeds received under debt and capital market transactions, less certain costs. On May 20, 2020, following the equity offering of 0.7 billion and MCNs issuance of 1.2 billion, the commitments under the Term Facility were reduced to 0.2 billion and €0.7 billion. As of June 30, 2020 the 0.2 billion and €0.7 billion Term Facility was fully available. On July 17, 2020 ArcelorMittal sent a cancellation notice for all utilized amounts under the Term Facility. The cancellation notice was effective on July 22, 2020. As of such date, the Term Facility was terminated.
On April 8, 2020, ArcelorMittal amended a €300 million (341) term loan with a financial institution to extend the maturity to April 8, 2021.
In 2014, ArcelorMittal entered into certain short-term committed bilateral credit facilities. The facilities were subsequently extended annually. One of the facilities was not extended this year. As of June 30, 2020, the facilities, in total 0.8 billion, remain fully available.
The Company has a commercial paper program enabling borrowings of up to €1.5 billion. As of June 30, 2020, the outstanding amount was 1,030.

44	Interim Financial Statements
Notes to the condensed consolidated financial statements for the six months ended June 30, 2020
(in millions of U.S. dollars, except share and per share data)
(unaudited)
The Company’s long-term debt consisted of the following:

	Year of maturity	Type of interest	Interest rate[1]	June 30, 2020	December 31, 2019
Corporate
5.5 billion Revolving Credit Facility	2023-2024	Floating		—	—
CHF 225 million Unsecured Notes	2020	Fixed	2.50%	237	233
€600 million Unsecured Notes	2020	Fixed	2.88%	316	316
€500 million Unsecured Notes	2021	Fixed	3.00%	319	320
€750 million Unsecured Notes	2022	Fixed	3.13%	838	841
1.1 billion Unsecured Notes	2022	Fixed	6.25%	—	657
€500 million Unsecured Notes	2023	Fixed	0.95%	557	558
€750 million Unsecured Notes	2023	Fixed	1.00%	836	838
€1 billion Unsecured Notes	2024	Fixed	2.25%	1,127	1,131
750 Unsecured Notes	2024	Fixed	3.60%	746	746
500 Unsecured Notes	2025	Fixed	6.13%	498	498
€750 million Unsecured Notes	2025	Fixed	1.75%	832	834
750 Unsecured Notes	2026	Fixed	4.55%	745	745
500 Unsecured Notes	2029	Fixed	4.25%	493	493
1.5 billion Unsecured Bonds[3]	2039	Fixed	7.25%	671	671
1 billion Unsecured Notes[3]	2041	Fixed	7.00%	428	428
Other loans	2021 - 2023	Fixed	0.9% - 3.5%	268	151
EIB loan	2025	Fixed	1.16%	310	344
Other loans	2021 - 2035	Floating	0.4% - 2.5%	1,249	1,218
Total Corporate				10,470	11,022

Americas
Other loans	2020 - 2030	Fixed/Floating	0.0% - 9.5%	78	81
Total Americas				78	81

Europe, Asia & Africa
EBRD Facility	2024	Floating	2.3% - 2.6%	152	175
Other loans	2020 - 2029	Fixed/Floating	0.0% - 5.2%	91	97
Total Europe, Asia & Africa				243	272

Total				10,791	11,375
Less current portion of long-term debt				(1,167)	(770)
Total long-term debt (excluding lease obligations)				9,624	10,605
Long-term lease obligations[2]				790	866
Total long-term debt, net of current portion				10,414	11,471
1.Rates applicable to balances outstanding at June 30, 2020, including the effect of decreases or increases following upgrades or downgrades, respectively. For debt that has been redeemed in its entirety during first half of 2020, the interest rate refers to the rates at the repayment date.
2.Net of current portion of 225 and 261 as of June 30, 2020 and December 31, 2019, respectively. Further information regarding leases is provided in note 10 - Leases.
3.On May 8, 2020, Moody's downgraded ArcelorMittal's credit rating from Baa3 to Ba1. Consequently, interest rate increased by 0.25%.

Interim Financial Statements	45
Notes to the condensed consolidated financial statements for the six months ended June 30, 2020
(in millions of U.S. dollars, except share and per share data)
(unaudited)
Corporate
Main credit facility
On December 19, 2018, ArcelorMittal signed an agreement for a 5.5 billion revolving credit facility (the "Facility"). This Facility replaced the 5.5 billion revolving credit facility dated April 30, 2015, which was amended and extended on December 21, 2016. The agreement incorporated a single tranche of 5.5 billion maturing on December 19, 2023, with two one-year extension options (i.e. the options to extend are in the first and second years end of 2019 and end of 2020). During the fourth quarter of 2019, ArcelorMittal executed the option to extend the facility to December 19, 2024. The extension was completed for 5.4 billion of the available amount, with the 0.1 billion remaining with a maturity of December 19, 2023. The facility may be further extended for an additional year in December 2020. The Facility may be used for general corporate purposes. As of June 30, 2020, the 5.5 billion revolving credit facility was fully available. The Company makes drawdowns from and repayments on this Facility in the framework of its cash management.
On September 30, 2010, ArcelorMittal entered into a 500 revolving multi-currency letter of credit facility (the “Letter of Credit Facility”). The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments. The terms of the letters of credit and other instruments contain certain restrictions as to duration. The Letter of Credit Facility was amended on October 26, 2012 and on September 30, 2014 to reduce its amount to 450 and to 350, respectively. On July 31, 2019, the Company refinanced its Letter of Credit Facility by entering into a 350 revolving multi-currency letter of credit facility, which matures on July 31, 2022.
Bonds
On March 9, 2020, ArcelorMittal redeemed all of the outstanding 659 of its 1.1 billion 6.250% Notes due February 25, 2022, for a total aggregate purchase price, including accrued interest and premiums on early repayment, of 725, which was financed with existing cash resources.
On July 3, 2020, at maturity, ArcelorMittal repaid its CHF225 million (237) Fixed Rate Notes due 2020.
On July 6, 2020, at maturity, ArcelorMittal repaid all of the outstanding €282 million (316) of its €600 million (612) Fixed Rate Notes due 2020.
European Investment Bank (“EIB”) loan
On December 16, 2016, ArcelorMittal signed a €350 million finance contract with the European Investment Bank in order to finance European research, development and innovation projects over the period 2017-2020 within the European Union, predominantly France, Belgium and Spain, but also in the Czech Republic, Poland, Luxembourg and Romania. This operation benefits from a guarantee from the European Union under the European Fund for Strategic Investments. As of June 30, 2020, €277 million (310) was outstanding.
Other loans
On December 21, 2018, the Company entered into a facility agreement with a group of lenders for €235 million to finance the construction of a new hot strip mill in Mexico. This facility became effective upon issuance of a guarantee by the Oesterreichische Kontrollbank AG in March 2019. The last installment under this agreement is due 8½ years after the starting date of the credit facility (which means the earlier of (a) the date of issue of the provisional acceptance certificate for the hot strip mill and (b) June 30, 2021). The outstanding amount in total as of June 30, 2020 was €157 million (176).
On December 20, 2019, the Company entered into a bilateral loan due June 20, 2023. The bilateral term loan was fully drawn on January 30, 2020, for an amount of €100 million (110). This term loan may be extended twice, each time for one additional year.
On July 2, 2020, ArcelorMittal entered into an agreement for financing with a financial institution for net proceeds of CAD174 million (128) with repayment over several dates in 2021 and 2022.
Europe, Asia and Africa
On December 21, 2017, ArcelorMittal Kryvyi Rih entered into a 175 loan agreement with the European Bank for Reconstruction and Development in order to support the upgrade of its production facilities, energy efficiency improvement and environmental impact reduction. The loan agreement also provides for an additional 175 in loan facilities which are currently uncommitted. As of June 30, 2019, 175 was fully drawn. As of June 30, 2020, 152 was outstanding.
On May 25, 2017, ArcelorMittal South Africa signed a 4.5 billion South African rand revolving borrowing base finance facility maturing on May 25, 2020. The facility was amended and extended on July 25, 2019 and now matures on July 25, 2022. Any borrowings under the facility are secured by certain eligible inventory and receivables, as well as certain other working capital and related assets of ArcelorMittal South Africa. The facility is used for general corporate purposes. The facility is not guaranteed by ArcelorMittal. As of June 30, 2020, 3.1 billion South African rand (179) was drawn.
Other
Certain debt agreements of the Company or its subsidiaries contain certain restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to

46	Interim Financial Statements
Notes to the condensed consolidated financial statements for the six months ended June 30, 2020
(in millions of U.S. dollars, except share and per share data)
(unaudited)
dispose of assets in certain circumstances. Certain of these agreements also require compliance with a financial covenant.
The other loans relate to various debt with banks and public institutions.
Hedge of net investments
A portion of the Company's of euro denominated debt (€6,634 million as of June 30, 2020) is designated as a hedge of certain euro denominated investments (€6,976 million as of June 30, 2020) in order to mitigate the foreign currency risk arising from certain euro denominated subsidiaries' net assets. The risk arises from the fluctuation in spot exchange rates between the U.S. dollar and euro, which causes the amount of the net investments to vary. The hedged risk in the hedge of net investments is a risk of a weakening euro against the U.S. dollar that will result in a reduction in the carrying amount of the Company's net investments in the subsidiaries subject to the hedge. The euro denominated debt is designated as a hedging instrument for the change in the value of the net investments that is attributable to changes in the euro/U.S. dollar spot rate.
To assess hedge effectiveness, the Company determines the economic relationship between the hedging instrument and the hedge item by comparing changes in the carrying amount of the debt portfolio that are attributable to a change in the spot rate with changes in the net investments in the foreign operations due to movements in the spot rate.
The remaining portion of the Company's euro denominated debt (€241 million as of June 30, 2020) is hedged with cross currency swaps in a cash flow hedge relationship.
For the six months ended June 30, 2020, the Company recognized 38 foreign exchange gains arising on the translation of the euro denominated debt designated as a hedge of the euro denominated net investments in foreign operations and as a cash flow hedge in other comprehensive income within the foreign exchange translation reserve.
NOTE 7 – FINANCIAL INSTRUMENTS
The Company enters into derivative financial instruments to manage its exposure to fluctuations in interest rates, exchange rates and the price of raw materials, energy and emission rights allowances arising from operating, financing and investing activities.
Fair value versus carrying amount
The estimated fair value of certain financial instruments is determined using available market information or other valuation methodologies that require judgment in interpreting market data and developing estimates. The following table summarizes assets and liabilities based on their categories at June 30, 2020.

Interim Financial Statements	47
Notes to the condensed consolidated financial statements for the six months ended June 30, 2020
(in millions of U.S. dollars, except share and per share data)
(unaudited)

	Carrying amount in statements of financial position	Non-financial assets and liabilities	Assets/ Liabilities at amortized cost	Fair value recognized in profit or loss	Fair value recognized in OCI	Derivatives
ASSETS
Current assets:
Cash and cash equivalents	5,630	—	5,630	—	—	—
Restricted cash *	72	—	72	—	—	—
Trade accounts receivable and other	3,048	—	2,614	—	434	—
Inventories	14,269	14,269	—	—	—	—
Prepaid expenses and other current assets**	2,199	1,113	782	—	—	304
Total current assets	25,218	15,382	9,098	—	434	304

Non-current assets:
Goodwill and intangible assets	4,944	4,944	—	—	—	—
Property, plant and equipment and biological assets	33,766	33,725	—	41	—	—
Investments in associates and joint ventures	6,321	6,321	—	—	—	—
Other investments	670	—	—	—	670	—
Deferred tax assets	8,674	8,674	—	—	—	—
Other assets	1,708	324	1,124	136	—	124
Total non-current assets	56,083	53,988	1,124	177	670	124
Total assets	81,301	69,370	10,222	177	1,104	428

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	3,134	—	3,134	—	—	—
Trade accounts payable and other	10,019	—	10,019	—	—	—
Short-term provisions	982	940	42	—	—	—
Accrued expenses and other liabilities	4,820	1,495	2,837	—	—	488
Income tax liabilities	377	377	—	—	—	—
Total current liabilities	19,332	2,812	16,032	—	—	488

Non-current liabilities:
Long-term debt, net of current portion	10,414	—	10,414	—	—	—
Deferred tax liabilities	2,039	2,039	—	—	—	—
Deferred employee benefits	7,253	7,253	—	—	—	—
Long-term provisions	1,978	1,972	6	—	—	—
Other long-term obligations	2,687	452	1,983	—	—	252
Total non-current liabilities	24,371	11,716	12,403	—	—	252

Equity:
Equity attributable to the equity holders of the parent	35,774	35,774	—	—	—	—
Non-controlling interests	1,824	1,824	—	—	—	—
Total equity	37,598	37,598	—	—	—	—
Total liabilities and equity	81,301	52,126	28,435	—	—	740
*Restricted cash of 72 includes a cash deposit of 24 in connection with various environmental obligations and true sales of receivables programs in ArcelorMittal South Africa and 20 in connection with the mandatory convertible bonds as of June 30, 2020, respectively.
**During the six months ended June 30, 2020, the Company received 127 from Global Chartering Ltd, its shipping joint venture, for the repayment of a short-term loan.

48	Interim Financial Statements
Notes to the condensed consolidated financial statements for the six months ended June 30, 2020
(in millions of U.S. dollars, except share and per share data)
(unaudited)
The following tables summarize the bases used to measure certain assets and liabilities at their fair value.

As of June 30, 2020
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Investments in equity instruments at FVOCI	600	—	70	670
Trade accounts receivable and other subject to TSR programs*	—	—	434	434
Derivative financial current assets	—	294	10	304
Derivative financial non-current assets	—	124	—	124
Total assets at fair value	600	418	514	1,532
Liabilities at fair value:
Derivative financial current liabilities	—	332	156	488
Derivative financial non-current liabilities	—	95	157	252
Total liabilities at fair value	—	427	313	740
* The fair value of TSR program receivables equals carrying amount due to the short time frame between the initial recognition and time of sale.

As of December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Investments in equity instruments at FVOCI	699	—	73	772
Trade accounts receivable and other subject to TSR programs*	—	—	423	423
Derivative financial current assets	—	268	—	268
Derivative financial non-current assets	—	3	127	130
Total assets at fair value	699	271	623	1,593
Liabilities at fair value:
Derivative financial current liabilities	—	144	164	308
Derivative financial non-current liabilities	—	101	137	238
Total liabilities at fair value	—	245	301	546
* The fair value of TSR program receivables equals carrying amount due to the short time frame between the initial recognition and time of sale.

Investments in equity instruments at FVOCI classified as Level 1 refer to listed securities quoted in active markets. A quoted market price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available, with limited exceptions. The total fair value is either the price of the most recent trade at the time of the market close or the official close price as defined by the exchange on which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs.
Portfolio of derivatives
Derivative financial current assets and liabilities classified as Level 2 refer to instruments to hedge fluctuations in interest rates, foreign exchange rates, raw materials (base metal), freight, energy and emission rights. The total fair value is based on the price a dealer would pay or receive for the security or similar securities, adjusted for any terms specific to that asset or liability. Market inputs are obtained from well-established and recognized vendors of market data and the fair value is calculated using standard industry models based on significant observable market inputs such as foreign exchange rates, commodity prices, swap rates and interest rates.
The Company manages the counter-party risk associated with its instruments by centralizing its commitments and by applying procedures which specify, for each type of transaction and underlying, risk limits and/or the characteristics of the counter-party. The Company does not generally grant to or require from its counter-parties guarantees for the risks incurred. Allowing for exceptions, the Company’s counterparties are part of its financial partners and the related market transactions are governed by framework agreements (mainly the International Swaps and Derivatives Association agreements which allow netting only in case of counterparty default). Accordingly, derivative assets and derivative liabilities are not offset.

Interim Financial Statements	49
Notes to the condensed consolidated financial statements for the six months ended June 30, 2020
(in millions of U.S. dollars, except share and per share data)
(unaudited)
The portfolio associated with derivative financial instruments classified as Level 2 as of June 30, 2020 is as follows:

	Assets		Liabilities
	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest rate instruments
Other interest rate instruments	11	—	11	—
Total interest rate instruments		—		—
Foreign exchange rate instruments
Forward purchase of contracts	1,351	18	1,216	(73)
Forward sale of contracts	1,529	26	138	(21)
Currency swaps purchase	260	9	—	—
Exchange option purchases	1,273	7	1,074	(4)
Exchange options sales	242	—	2,375	(28)
Total foreign exchange rate instruments		60		(126)
Raw materials (base metal), freight, energy, emission rights
Term contracts sales	1,307	332	846	(193)
Term contracts purchases	213	22	829	(104)
Options sales/purchases	23	4	37	(4)
Total raw materials (base metal), freight, energy, emission rights		358		(301)
Total		418		(427)
The portfolio associated with derivative financial instruments classified as Level 2 as of December 31, 2019 is as follows:

	Assets		Liabilities
	Notional Amount	Fair Value	Notional Amount	Fair Value
Foreign exchange rate instruments
Forward purchase of contracts	1,187	29	2,633	(36)
Forward sale of contracts	1,716	42	705	(4)
Currency swaps sales	—	—	500	(41)
Exchange option purchases	2,317	38	1,030	(4)
Exchange options sales	1,213	10	1,418	(5)
Total foreign exchange rate instruments		119		(90)
Raw materials (base metal), freight, energy, emission rights
Term contracts sales	250	29	182	(7)
Term contracts purchases	419	117	1,479	(142)
Option sales/purchases	12	6	10	(6)
Total raw materials (base metal), freight, energy, emission rights		152		(155)
Total		271		(245)

50	Interim Financial Statements
Notes to the condensed consolidated financial statements for the six months ended June 30, 2020
(in millions of U.S. dollars, except share and per share data)
(unaudited)
Derivative financial assets classified as Level 3 include the call option on the 1,000 mandatory convertible bonds. The fair valuation of Level 3 derivative instruments is established at each reporting date including an analysis of changes in the fair value measurement since the last period. ArcelorMittal’s valuation policies for Level 3 derivatives are an integral part of its internal control procedures and have been reviewed and approved according to the Company’s principles for establishing such procedures. In particular, such procedures address the accuracy and reliability of input data, the accuracy of the valuation model and the knowledge of the staff performing the valuations.
ArcelorMittal calculates the fair value of the call option on the 1,000 mandatory convertible bonds through the use of binomial valuation models. Binomial valuation models use an iterative procedure to price options, allowing for the specification of nodes, or points in time, during the time span between the valuation date and the option’s expiration date. In contrast to the Black-Scholes model, which provides a numerical result based on inputs, the binomial model allows for the calculation of the asset and the option for multiple periods along with the range of possible results for each period. Observable input data used in the valuations include zero coupon yield curves, stock market prices, European Central Bank foreign exchange fixing rates and Libor interest rates. Unobservable inputs are used to measure fair value to the extent that relevant observable inputs are not available. Specifically, the Company computes unobservable volatility data based mainly on the movement of stock market prices observable in the active market over 90 working days.
Derivative financial liabilities classified as Level 3 include a pellet purchase agreement that contains a special payment that varies according to the price of steel in the United States domestic market (“domestic steel price”). The Company concluded that this payment feature was an embedded derivative not closely related to the host contract. ArcelorMittal establishes the fair valuation of the special payment by comparing the current forecasted domestic steel price to the projected domestic steel price at the inception of the contract. Observable input data includes third-party forecasted domestic steel prices. Unobservable inputs are used to measure fair value to the extent that relevant observable inputs are not available or not consistent with the Company’s views on future prices and refer specifically to domestic steel prices beyond the timeframe of available third-party forecasts. A portion of the embedded derivative is designated in a cash flow hedge of the contractually specified hot-rolled coiled steel index price risk associated with the Company’s forecasted steel sales.
Derivative financial liabilities classified as Level 3 also include the put option granted to ISP in the context of the acquisition of ArcelorMittal Italia. The option exercise price is the higher of a reference operating income projection and the net present value of ISP's initial €100 million equity contribution bearing interest at a contractually agreed rate at the put option exercise date. The fair value of the put option liability is sensitive to unobservable inputs such as ArcelorMittal Italia's future cash flow projections. Observable inputs include ISP's credit rating.
The following table summarizes the reconciliation of the fair value of the conversion option classified as Level 3 with respect to the put option granted to ISP, the call option on the 1,000 mandatory convertible bonds and the fair value of the special payment included in the pellet purchase agreement as of June 30, 2020 and December 31, 2019:

	Call option on 1,000 mandatory convertible bonds	Special payment in pellet purchase agreement	Put option with ISP	Total
Balance as of December 31, 2018	483	(568)	(124)	(209)
Change in fair value	(61)	111	1	51
Balance as of June 30, 2019	422	(457)	(123)	(158)
Change in fair value	(295)	281	(2)	(16)
Balance as of December 31, 2019	127	(176)	(125)	(174)
Change in fair value	(117)	(11)	(1)	(129)
Balance as of June 30, 2020	10	(187)	(126)	(303)

Interim Financial Statements	51
Notes to the condensed consolidated financial statements for the six months ended June 30, 2020
(in millions of U.S. dollars, except share and per share data)
(unaudited)
NOTE 8 – PROVISIONS
Provisions as of June 30, 2020 and December 31, 2019 are comprised of the following:

	June 30, 2020	December 31, 2019
Environmental	1,040	1,074
Emission rights	549	484
Asset retirement obligations	449	478
Site restoration	189	136
Staff related obligations	177	185
Voluntary separation plans	26	47
Litigation and contingencies (see note 12)	251	312
Tax claims	60	81
Other legal claims and contingencies	191	231
Commercial agreements and onerous contracts	53	46
Other	226	229
Total	2,960	2,991
Short-term provisions	982	516
Long-term provisions	1,978	2,475
Total	2,960	2,991
Provisions for site restoration include 68 for rehabilitation costs and the demolition of coke oven battery area following the permanent closure of the coke plant in Florange, France in April 2020. In addition, the Company recognized an impairment charge for property, plant and equipment of the coke plant, see note 3.
NOTE 9 – SEGMENT AND GEOGRAPHIC INFORMATION
Reportable segments
The Company is organized in five operating and reportable segments, which are components engaged in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Company), for which discrete financial information is available and whose operating results are evaluated regularly by the chief operating decision maker “CODM” to make decisions about resources to be allocated to the segment and assess its performance. The Company's CODM is the CEO Office - comprising the Chairman and Chief Executive Officer, Mr. Lakshmi N. Mittal and the President and Chief Financial Officer of ArcelorMittal, Mr. Aditya Mittal.
These operating segments include the attributable goodwill, intangible assets, property, plant and equipment, and equity method investments. They do not include cash and short-term deposits, short-term investments, tax assets and other current financial assets. Attributable liabilities are also those resulting from the normal activities of the segment, excluding tax liabilities and indebtedness but including post retirement obligations where directly attributable to the segment. The treasury function is managed centrally for the Company and is not directly attributable to individual operating segments or geographical areas.
ArcelorMittal’s segments are structured as follows:
•NAFTA represents the flat, long and tubular facilities of the Company located in North America (Canada, United States and Mexico). NAFTA produces flat products such as slabs, hot-rolled coil, cold-rolled coil, coated steel and plate. These products are sold primarily to customers in the following sectors: automotive, energy, construction, packaging and appliances and via distributors or processors. NAFTA also produces long products such as wire rod, sections, rebar, billets, blooms and wire drawing, and tubular products;
•Brazil includes the flat operations of Brazil and the long and tubular operations of Brazil and neighboring countries including Argentina, Costa Rica and Venezuela. Flat products include slabs, hot-rolled coil, cold-rolled coil and coated steel. Long products consist of wire rod, sections, bar and rebar, billets, blooms and wire drawing;
•Europe is the largest flat steel producer in Europe, with operations that range from Spain in the west to Romania in the east, and covering the flat carbon steel product portfolio in all major countries and markets. Europe produces hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general and packaging sectors. Europe

52	Interim Financial Statements
Notes to the condensed consolidated financial statements for the six months ended June 30, 2020
(in millions of U.S. dollars, except share and per share data)
(unaudited)
also produces long products consisting of sections, wire rod, rebar, billets, blooms and wire drawing, and tubular products. In addition, it includes Downstream Solutions, primarily an in-house trading and distribution arm of ArcelorMittal. Downstream Solutions also provides value-added and customized steel solutions through further steel processing to meet specific customer requirements;
•ACIS produces a combination of flat, long and tubular products. Its facilities are located in Africa, Ukraine and the Commonwealth of Independent States; and
•Mining comprises all mines owned by ArcelorMittal in the Americas (Canada, United States, Mexico and Brazil), Asia (Kazakhstan), Europe (Ukraine and Bosnia & Herzegovina) and Africa (Liberia). It provides the Company's steel operations with high quality and low-cost iron ore and coal reserves and also sells limited amounts of mineral products to third parties.
The following table summarizes certain financial data relating to ArcelorMittal’s operations in its different reportable segments:

	NAFTA	Brazil	Europe	ACIS	Mining	Others*	Elimination	Total
Six months ended June 30, 2020
Sales to external customers	6,973	2,375	13,428	2,382	654	8	—	25,820
Intersegment sales**	99	409	26	248	1,400	6	(2,188)	—
Operating (loss) income	(447)	267	(655)	(130)	450	(133)	42	(606)
Depreciation and amortization	262	120	702	161	238	27	—	1,510
Impairment	—	—	92	—	—	—	—	92
Capital expenditures	312	96	491	168	167	19	(2)	1,251
Six months ended June 30, 2019
Sales to external customers	10,116	3,516	20,798	3,343	662	32	—	38,467
Intersegment sales**	24	766	92	208	1,888	178	(3,156)	—
Operating (loss) income	(323)	473	(290)	178	770	(112)	(85)	611
Depreciation and amortization	271	149	622	166	220	71	—	1,499
Impairment	600	—	497	—	—	—	—	1,097
Capital expenditures	326	164	690	252	240	144	—	1,816

*Others include all other operational and non-operational items which are not segmented, such as corporate and shared services, financial activities, and shipping and logistics.
**Transactions between segments are reported on the same basis of accounting as transactions with third parties except for certain mining products shipped internally and reported on a cost plus basis.
The reconciliation from operating income to net income is as follows:

	Six months ended June 30,
	2020	2019
Operating (loss) income	(606)	611
Income from investments in associates, joint ventures and other investments	127	302
Financing costs - net	(642)	(719)
(Loss) Income before taxes	(1,121)	194
Income tax expense	(524)	(149)
Net (loss) income (including non-controlling interests)	(1,645)	45

Interim Financial Statements	53
Notes to the condensed consolidated financial statements for the six months ended June 30, 2020
(in millions of U.S. dollars, except share and per share data)
(unaudited)
Geographical segmentation
Sales (by destination)

	Six months ended June 30,
	2020	2019
Americas
United States	5,466	8,472
Brazil	1,824	2,580
Canada	1,207	1,595
Mexico	778	1,056
Argentina	260	465
Others Americas	488	601
Total Americas	10,023	14,769
Europe
Germany	2,008	3,254
France	1,447	2,321
Poland	1,550	2,108
Spain	1,343	2,139
Italy	1,495	2,368
Turkey	542	770
Czech Republic	371	755
United Kingdom	460	784
Belgium	693	722
Russia	377	487
Netherlands	447	591
Romania	154	408
Others Europe	1,690	2,785
Total Europe	12,577	19,492
Asia & Africa
South Africa	651	1,224
Morocco	194	296
Egypt	80	184
Rest of Africa	340	694
China	763	368
Kazakhstan	195	226
South Korea	148	195
India	53	54
Rest of Asia	796	965
Total Asia & Africa	3,220	4,206
Total	25,820	38,467

54	Interim Financial Statements
Notes to the condensed consolidated financial statements for the six months ended June 30, 2020
(in millions of U.S. dollars, except share and per share data)
(unaudited)
Product segmentation
The table below presents sales to external customers by product type. In addition to steel produced by the Company, amounts include material purchased for additional transformation and sold through distribution services. Others include mainly non-steel sales, manufactured and specialty steel products, and services.
Sales (by products)

	Six months ended June 30,
	2020	2019
Flat products	15,634	24,062
Long products	5,291	7,384
Tubular products	650	1,189
Mining products	654	662
Others	3,591	5,170
Total	25,820	38,467

Disaggregated revenue
The tables below summarize the disaggregated revenue recognized from contracts with customers for the six months ended June 30, 2020 and 2019, respectively:

Six months ended June 30, 2020	NAFTA	Brazil	Europe	ACIS	Mining	Others	Total
Steel sales	6,669	2,221	12,212	2,085	—	—	23,187
Non-steel sales [1]	43	24	270	121	643	—	1,101
By-product sales [2]	43	35	276	45	—	—	399
Other sales [3]	218	95	670	131	11	8	1,133
Total	6,973	2,375	13,428	2,382	654	8	25,820

Six months ended June 30, 2019	NAFTA	Brazil	Europe	ACIS	Mining	Others	Total
Steel sales	9,712	3,283	18,917	3,008	—	—	34,920
Non-steel sales [1]	63	24	427	101	645	—	1,260
By-product sales [2]	59	42	454	68	—	—	623
Other sales [3]	282	167	1,000	166	17	32	1,664
Total	10,116	3,516	20,798	3,343	662	32	38,467
1.Non-steel sales mainly relate to iron ore, coal, scrap and electricity;
2.By-products sales mainly relate to slag, waste and coke by-products;
3.Other sales are mainly comprised of shipping and other services.

Interim Financial Statements	55
Notes to the condensed consolidated financial statements for the six months ended June 30, 2020
(in millions of U.S. dollars, except share and per share data)
(unaudited)
NOTE 10 – LEASES
The Company's lease contracts relate to a variety of assets used in its operational and administrative activities through several units, such as land, buildings, vehicles, industrial machinery, logistic and commercial facilities and power generation facilities. There were no sale and lease back transactions, no subleases and no restrictions or covenants were imposed on the Company's currently effective lease contracts.
Balances for the Company’s lease activities as of June 30, 2020 and December 31, 2019 and for the six month period ended June 30, 2020 and 2019 are summarized as follows:

	As at June 30, 2020	As at December 31, 2019
Lease liabilities	1,015	1,127
Right of-use assets:
Land, buildings and improvements	792	854
Machinery, equipment and others	331	381
Total right-of-use assets	1,123	1,235

	Six months ended June 30, 2020	Six months ended June 30, 2019
Depreciation and impairment charges:
Land, buildings and improvements	59	55
Machinery, equipment and others	52	142
Total depreciation and impairment charges	111	197

Other lease related expenses:
Interest expense on lease liabilities	34	51
Expenses of short-term leases	67	92
Expenses of leases of low-value assets	28	33
Expenses related to variable lease payments	31	29

Additions to right-of-use assets	49	54
Lease payments recorded as reduction of lease liabilities and cash outflow from financing activities	118	156
The decrease in depreciation charge of right-of-use assets related to machinery, equipment and others for the six months ended June 30, 2020 as compared to the six months ended June 30, 2019 mainly resulted from the derecognition of right-of-use assets and lease liabilities following the sale of a 50% controlling interest in Global Chartering Ltd to DryLog Ltd on December 31, 2019.
NOTE 11 – COMMITMENTS
The Company’s commitments consist of the following:

	June 30, 2020	December 31, 2019
Purchase commitments	16,897	19,697
Guarantees, pledges and other collateral	7,507	7,815
Capital expenditure commitments	399	448
Other commitments	3,087	3,201
Total	27,890	31,161

Purchase commitments
Purchase commitments consist primarily of major agreements for procuring iron ore, coking coal, coke and hot metal. The Company also has a number of agreements for electricity, industrial and natural gas, scrap and freight. In addition to those purchase commitments disclosed above, the Company enters into purchasing contracts as part of its normal operations which have minimum volume requirements, but for which there are no take-or-pay or penalty clauses included in the contract. The Company does not believe these contracts have an adverse effect on its liquidity position.
Purchase commitments included commitments given to associates for 537 and 592 as of June 30, 2020 and December 31, 2019, respectively. Purchase commitments included commitments given to joint ventures for 1,606 and 1,521 as of June 30, 2020 and December 31, 2019, respectively. Purchase commitments given to joint ventures included 763 and 852 related to Tameh and 623 and 649 related to Enerfos as of June 30, 2020 and December 31, 2019, respectively.

56	Interim Financial Statements
Notes to the condensed consolidated financial statements for the six months ended June 30, 2020
(in millions of U.S. dollars, except share and per share data)
(unaudited)
Guarantees, pledges and other collateral
Guarantees related to financial debt and credit lines given on behalf of third parties were 111 and 158 as of June 30, 2020 and December 31, 2019, respectively. Additionally, guarantees of 4,402 and 3,836 were given on behalf of joint ventures as of June 30, 2020 and December 31, 2019, respectively.
Guarantees given on behalf of joint ventures included 257 and 288 for the guarantee issued on behalf of Calvert, 346 and 346 for the guarantees issued on behalf of ArcelorMittal Tubular Products Al Jubail ("Al Jubail") and 263 and 232 (net of 50% counter guarantee from Prime Shipping Investments Limited, an affiliate of DryLog) in relation to outstanding lease liabilities for vessels operated by Global Chartering Ltd as of June 30, 2020 and December 31, 2019, respectively. Guarantees given on behalf of joint ventures also included 3,088 as of June 30, 2020 corresponding to ArcelorMittal's 60% guarantee of the 5.146 billion ten-year term loan agreement entered into by the AMNS India joint venture with various Japanese banks on March 16, 2020. The guarantee of 2,571 given by the Company as of December 31, 2019 under the 7 billion bridge term facilities agreement with a group of lenders in connection with the acquisition of AMNS India expired on March 27, 2020.
Due to the failure of other shareholders to provide requisite equity funding by December 31, 2018, the Company's joint venture Al Jubail's indebtedness became technically in default as of such date. As of June 30, 2020, this technical default was cured.
As of June 30, 2020, pledges and other collateral mainly relate to (i) mortgages entered into by the Company’s operating subsidiaries and (ii) inventories and receivables pledged to secure the South African Rand revolving borrowing base finance facility for the amount drawn of 179 and ceded bank accounts to secure environmental obligations, true sale of receivables programs and the revolving borrowing base finance facility in South Africa of 88 and mortgages entered into by the Company’s operating subsidiaries. Pledges of property, plant and equipment were 140 and 155 as of June 30, 2020 and December 31, 2019, respectively. Other sureties, first demand guarantees, letters of credit, pledges and other collateral included 355 and 356 commitments given on behalf of associates as of June 30, 2020 and December 31, 2019 and 219 and 293 commitments given on behalf of joint ventures as of June 30, 2020 and December 31, 2019, respectively.
Other sureties, first demand guarantees, letters of credit, pledges and other collateral included 504 as of December 31, 2019 in relation to the Company's share of the obligation to deliver the follow-on funding for AMNS India in accordance with the second amended joint venture formation agreement. Following the completion of the equity funding of AMNS India on February 13, 2020, the guarantee extinguished.
Capital expenditure commitments
Capital expenditure commitments mainly relate to commitments associated with investments in expansion and improvement projects by various subsidiaries.
In 2016, ArcelorMittal South Africa committed to an investment program in connection with the competition commission settlement. The remaining capital expenditure was 109 and 139 as of June 30, 2020 and December 31, 2019, respectively.
Capital expenditure commitments also included 199 and 250 as of June 30, 2020 and December 31, 2019, respectively for the 1,000 three-year investment program at the Company's Mexican operations announced in 2017, which is focused on building ArcelorMittal Mexico's downstream capabilities. The main investment will be the construction of a new hot strip mill with capacity of approximately 2.5 million tonnes per year.
Other commitments
Other commitments given comprise mainly commitments incurred for gas supply to electricity suppliers.
As of September 21, 2018 an Environmental Commitment Agreement ("ECA") has been executed between ArcelorMittal Brasil, local government and the Brazilian environment authorities. ArcelorMittal Brasil committed to carry out, over the next 5 years, a series of environmental operational and capital investments with the aim to reduce atmospheric emissions from the Company's Tubarão site. To comply with the ECA requirements, ArcelorMittal Brasil may need to acquire new equipment and change some of its current operating methods and processes. The underlying costs to implement those investments are still being estimated by ArcelorMittal Brasil and the outcome of this estimate could be material. As of June 30, 2020, ArcelorMittal Brasil estimated the underlying costs to implement those investments at 50. The non-compliance with ECA would lead to fines amounting to a maximum of 26 as of December 31, 2019.
As of June 30, 2020, other commitments relating to the ArcelorMittal Italia acquisition included 1,294 industrial capital expenditure commitments over a remaining six year period focused on blast furnaces, steel shops and finishing lines (1,311 as of December 31, 2019) and 654 environmental capital expenditure commitments (688 as of December 31, 2019).
Commitments to sell
In addition to the commitments presented above, the Company has firm commitments to sell for which it also has firm commitments to purchase included in purchase commitments for 163 and 215 as of June 30, 2020 and December 31, 2019, respectively, and mainly related to natural gas and electricity.

Interim Financial Statements	57
Notes to the condensed consolidated financial statements for the six months ended June 30, 2020
(in millions of U.S. dollars, except share and per share data)
(unaudited)
NOTE 12 – CONTINGENCIES
ArcelorMittal may be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitral proceedings are recorded in accordance with the principles described in note 9 to the consolidated financial statements for the year ended December 31, 2019.
Most of these claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probabilities of loss and an estimate of damages are difficult to ascertain. Consequently, for a large number of these claims, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has disclosed information with respect to the nature of the contingency. The Company has not accrued a provision for the potential outcome of these cases.
In cases in which quantifiable fines and penalties have been assessed or the Company has otherwise been able to reliably estimate the amount of probable loss, the Company has indicated the amount of such fine or penalty or the amount of provision accrued.
In a limited number of ongoing cases, the Company is able to make a reliable estimate of the expected loss or range of possible loss and has accrued a provision for such loss, but believes that publication of this information on a case-by-case basis would seriously prejudice the Company’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency, but has not disclosed the estimate of the range of potential loss nor the amount recorded as a loss.
These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. These assessments are based on estimates and assumptions that have been deemed reliable by management. The Company believes that the aggregate provisions recorded for the above matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and in estimating contingent liabilities, the Company could, in the future, incur judgments that could have a material effect on its results of operations in any particular period. The Company considers it highly unlikely, however, that any such judgments could have a material adverse effect on its liquidity or financial condition.
The matters discussed below constitute the most significant developments since publication of the disclosures concerning legal proceedings in note 9.3 to the Company's consolidated financial statements for the year ended December 31, 2019.
Tax claims
Brazil
In 2013, ArcelorMittal Brasil filed a lawsuit against the Federal Revenue Service disputing the basis of calculation of a tax called additional freight for the renewal of the Brazilian Merchant Navy ("AFRMM"), for 52. The dispute is related to the inclusion of the unloading and land transport costs of the imported goods after landing to calculate AFRMM. In June 2013, ArcelorMittal Brasil obtained a preliminary decision allowing the Company not to pay such amount until a final decision was rendered. In February 2017, ArcelorMittal Brasil obtained a favorable decision at the judicial first instance which was upheld by the Federal Court of Appeals in February 2019. In July 2019, the Federal Revenue Service filed appeals with the Superior Court of Justice and the Supreme Court. In February 2020, the appeal to the Superior Court of Justice was dismissed and in July 2020, the appeal to the Supreme Court was dismissed. In November 2018, a related tax assessment was received from the Federal Revenue Service claiming 17 as a penalty for alleged failure to comply with formal requirements in the import declarations delivered by the Company in the years 2013-2018, which were the subject matter of the preliminary decision of June 2013. In December 2018, ArcelorMittal Brasil presented its defense in the first administrative instance which in June 2019 decided in ArcelorMittal Brasil’s favor. This decision is subject to appeal. A further related tax assessment was received from the Federal Revenue Service claiming 0.3 as a penalty for alleged failure to comply with formal requirements in the import declarations delivered by the Company in the period between September and November 2013. In October 2018, ArcelorMittal Brasil presented its defense in the first administrative instance and a decision is now pending.
Mexico
In 2013, the Mexican Tax Administration Service issued a tax assessment to ArcelorMittal Las Truchas, alleging that ArcelorMittal Las Truchas owes 67 in respect of (i) non-payment of withholding tax on capitalized interest, (ii) non-deduction of accrued interest regarding certain loans, and (iii) reduction of the taxable basis of assets in 2007. In 2015, ArcelorMittal Las Truchas filed an administrative appeal in respect of the aforementioned assessment, which the tax authority dismissed. In October 2015, ArcelorMittal Las Truchas filed an annulment complaint before the Federal Administrative and Tax Justice Court, which ruled partially in favor of ArcelorMittal Las Truchas in October 2018 by declaring the illegality of item (i). The tax authority filed an application for judicial review in January 2019 and in March 2020 the Court upheld the ruling in favor of ArcelorMittal Las Truchas regarding item (i), which decision is definitive. ArcelorMittal Las Truchas also filed a nullity lawsuit to challenge the ruling in respect of items (ii) and (iii), and the Court upheld the ruling of the Tax Court. In June 2020,

58	Interim Financial Statements
Notes to the condensed consolidated financial statements for the six months ended June 30, 2020
(in millions of U.S. dollars, except share and per share data)
(unaudited)
ArcelorMittal Las Truchas submitted an extraordinary appeal for constitutional review before the Supreme Court of Justice regarding items (ii) and (iii).
Competition/Antitrust Claims
Spain
In November 2018, the Comision Nacional de los Mercados y la Competencia (“CNMC”), the Spanish competition authority, carried out a dawn raid at the offices of ArcelorMittal in Villaverde (Madrid) in relation to a preliminary investigation concerning alleged coordination between competitors to fix the purchase price of scrap. In March 2020, further dawn raids were carried out extending the investigation to the sale of Long Products. In July 2020, CNMC announced that they were commencing a formal sanctioning procedure against ArcelorMittal Spain Holding and its subsidiaries ArcelorMittal Madrid, ArcelorMittal Comercial Perfiles España and Arcelor Mittal España (and other companies not part of ArcelorMittal group) in respect of purchase of scrap and sale of finished steel products, especially long products. ArcelorMittal has applied for access to the CNMC file and is reviewing the case and at this time is unable to assess the outcome of the investigation or the amount of its potential liability if any.
Other legal claims
Italy
On November 4, 2019, after the law adopted by the Italian Parliament which removed the legal protection necessary for AM InvestCo to implement its environmental plan without the risk of criminal liability became effective, AM InvestCo sent to the former Ilva business’ legal representatives (i.e. the commissioners in Ilva’s extraordinary administration insolvency procedure, the “Commissioners”) a notice to withdraw from, or terminate, the agreement for the lease and subsequent conditional purchase of the former Ilva business and certain of its subsidiaries. On November 5, 2019, AM InvestCo served the Commissioners with a writ of summons to, inter alia, ascertain and declare the lawfulness and validity of its withdrawal and termination of the agreement. On November 15, 2019, the Commissioners filed suit in the Civil Court of Milan seeking an injunction to prevent AM InvestCo’s withdrawal from, and termination of, the agreement and require AM InvestCo to stop the implementation of its plan to suspend the operations and to continue the maintenance and operation of the leased business units. The Commissioners also requested that the court require AM InvestCo to pay 1,120 (€1 billion) in the event that it fails to comply with an adverse decision on the Commissioners’ application for interim injunctions. Moreover, following a complaint filed by the Commissioners, in mid-November 2019 prosecutors in Milan and Taranto opened investigations into potential violations of numerous criminal laws. These criminal investigations are ongoing and as of July 31, 2020, there has been no update and ArcelorMittal is unable to assess the outcome of the investigations given their initial stage. The hearing to discuss the Commissioners’ application for interim measures was postponed several times while the parties engaged in discussions, which culminated in the signature on March 4, 2020 of (i) an amendment agreement to the original agreement for the lease and subsequent conditional purchase of the former Ilva business and certain of its subsidiaries (the “Ilva Agreement”) and (ii) a settlement agreement whereby AM InvestCo agreed to revoke its notice to withdraw from the original Ilva Agreement and the Commissioners agreed to withdraw their request for an injunction, which was scheduled to be heard in the Civil Court of Milan on March 6, 2020. The Amendment Agreement brought forward the date for the completion of all conditions precedent and closing of the obligation to purchase from August 2023 to May 2022 and modified the conditions precedent, which now include, in particular, the closing of an investment by Italian state-sponsored entities into AM InvestCo the terms of which are outlined in the Amendment Agreement (the “Investment Agreement”), the amendment of the existing environmental plan to account for changes in the new industrial plan, the lifting of all criminal seizures on the Taranto plant, the absence of restrictive measures - in the context of criminal proceedings where Ilva is a defendant - being imposed against AM InvestCo and a new agreement with trade unions. Pursuant to the Amendment Agreement, AM InvestCo may withdraw from the Ilva Agreement, subject to the payment of an agreed fee, if the Investment Agreement is not executed by November 30, 2020. The Amendment Agreement has not resulted in AM InvestCo losing control over Ilva business units, thus ArcelorMittal continues to consolidate AM InvestCo (and its subsidiaries), as the latter has continued to retain power over the Ilva business units and continues to be exposed to the losses incurred by it and its subsidiaries. Moreover, following the removal of the legal protection in 2019, AM InvestCo continues to monitor its risk of criminal liability pending the implementation of its environmental plan and, at this time, is unable to assess the likelihood of any proceedings or the amount of any potential ensuing liability.
In February 2020, the Mayor of Taranto issued an order to ArcelorMittal Italia related to certain emissions events that appear to have occurred in August 2019 and February 22 and 23, 2020 and that allegedly concern the Taranto plant. The order required ArcelorMittal Italia to identify the responsible installations in 30 days, eliminate any anomalies in 60 days or if necessary shut down certain installations relating to such emissions events. The Mayor of Taranto further alleged that adequate responses concerning such emissions were not received from the Ministry of the Environment. In response to this order, ArcelorMittal Italia filed an application for interim measures with the Lecce Court. In April 2020, the court upheld ArcelorMittal Italia’s application and suspended the Mayor of

Interim Financial Statements	59
Notes to the condensed consolidated financial statements for the six months ended June 30, 2020
(in millions of U.S. dollars, except share and per share data)
(unaudited)
Taranto’s order until a further hearing in October 2020. The interim order further requires the Ministry of the Environment to file reports concerning the emission events which served as the basis for the Mayor of Taranto’s order.
France
Certain subsidiaries of the ArcelorMittal group are parties to proceedings, dating from 2010, against Engie and Engie Thermique France which claim damages in the amount of 161 or alternatively 152 for an alleged wrongful termination of a contract for the transformation of steel production gas into electricity. The ArcelorMittal subsidiaries have filed a counterclaim in the amount of 136. The contract had been entered into in 2006 for a term of 20 years. ArcelorMittal Méditerranée terminated it in July 2010 on the basis that Engie was solely responsible for the delay in the commissioning of the power plant (which suffered from significant malfunctions) constructed for the transformation of steel production gas into electricity. Engie claims that ArcelorMittal was in breach of the contract at the time of the termination due to certain alleged issues with the furnishing and quality of its steel production gas, and therefore unable to terminate the contract based on the sole breaches of Engie. The case was heard before the Commercial Court of Nanterre. In November 2019, the Appeals Court of Versailles determined (having been asked to decide whether a decision by the Commercial Court of Nanterre was in fact an official, formal judgment) that the earlier decision of the Commercial Court of Nanterre was the official first instance decision of the court. As a result, ArcelorMittal is ordered to pay damages of 3 plus interest. On February 28, 2020, Engie filed an appeal.
Minority Shareholder Claims Regarding the Exchange Ratio in the Second-Step Merger of ArcelorMittal into Arcelor
ArcelorMittal is the company that results from the acquisition of Arcelor by Mittal Steel N.V. in 2006 and a subsequent two-step merger between Mittal Steel and ArcelorMittal and then ArcelorMittal and Arcelor. Following completion of this merger process, several former minority shareholders of Arcelor or their representatives brought legal proceedings regarding the exchange ratio applied in the second-step merger between ArcelorMittal and Arcelor and the merger process as a whole.
ArcelorMittal believes that the allegations made and claims brought by such minority shareholders are without merit and that the exchange ratio and merger process complied with the requirements of applicable law, were consistent with previous guidance on the principles that would be used to determine the exchange ratio in the second-step merger and that the merger exchange ratio was relevant and reasonable to shareholders of both merged entities.
Set out below is a summary of ongoing matters in this regard. Several other claims brought before other courts and regulators were dismissed and are definitively closed.
On January 8, 2008, ArcelorMittal received a writ of summons on behalf of four hedge fund shareholders of Arcelor to appear before the civil court of Luxembourg. The summons was also served on all natural persons sitting on the Board of Directors of ArcelorMittal at the time of the merger and on the Significant Shareholder. The plaintiffs alleged in particular that, based on Mittal Steel’s and Arcelor’s disclosure and public statements, investors had a legitimate expectation that the exchange ratio in the second-step merger would be the same as that of the secondary exchange offer component of Mittal Steel’s June 2006 tender offer for Arcelor (i.e., 11 Mittal Steel shares for 7 Arcelor shares), and that the second-step merger did not comply with certain provisions of Luxembourg company law. They claimed, inter alia, the cancellation of certain resolutions (of the Board of Directors and of the Shareholders meeting) in connection with the merger, the grant of additional shares, or damages in an amount of 202 (€180 million). By judgment dated November 30, 2011, the Luxembourg civil court declared all of the plaintiffs’ claims inadmissible and dismissed them. The judgment was appealed in May 2012. By judgment dated February 15, 2017, the Luxembourg Court of Appeal declared all but one of the plaintiffs’ claims inadmissible, remanded the proceedings on the merits to the lower court with respect to the admissible claimant and dismissed all other claims. In June 2017, the plaintiffs filed an appeal of this decision to the Court of Cassation. The Court of Cassation confirmed the Court of Appeal’s judgment on May 18, 2018. The proceedings remain pending before the lower court with the admissible claimant who claims inter alia, the cancellation of certain resolutions (of the Board of Directors and of the Shareholders meeting) in connection with the merger, the grant of additional shares, or damages in an amount of 25.
On May 15, 2012, ArcelorMittal received a writ of summons on behalf of Association Actionnaires d'Arcelor (“AAA”), a French association of former minority shareholders of Arcelor, to appear before the civil court of Paris. In such writ of summons, AAA claimed (on grounds similar to those in the Luxembourg proceedings summarized above) inter alia damages in a nominal amount and reserved the right to seek additional remedies including the cancellation of the merger. The proceedings before the civil court of Paris have been stayed, pursuant to a ruling of such court on July 4, 2013, pending a preparatory investigation (instruction préparatoire) by a criminal judge magistrate (juge d’instruction) triggered by the complaints (plainte avec constitution de partie civile) of AAA and several hedge funds (who quantified their total alleged damages at 282), including those who filed the claims before the Luxembourg courts described (and quantified) above. The dismissal of

60	Interim Financial Statements
Notes to the condensed consolidated financial statements for the six months ended June 30, 2020
(in millions of U.S. dollars, except share and per share data)
(unaudited)
charges (non-lieu) ending the preparatory investigation became final in March 2018. On March 8, 2020, AAA revived its claim before the civil court of Paris on grounds similar to those of the Luxembourg civil claims summarized above, on its behalf and on behalf of the hedge funds who had also filed a criminal complaint, as well as two new plaintiffs. The complaint filed by AAA quantifies the total damages claimed at 437 (€390 million) (including the claims before the Luxembourg courts described above).